    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1997

                                                         FILE NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          MALLON RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

                    COLORADO                                        84-1095959
        (State or other jurisdiction of                          (I.R.S. Employer
         incorporation or organization)                        Identification No.)

                                                              GEORGE O. MALLON, JR.
          999 18TH STREET, SUITE 1700                      MALLON RESOURCES CORPORATION
                DENVER, CO 80202                           999 18TH STREET, SUITE 1700
                 (303) 293-2333                                  DENVER, CO 80202
  (Address, including zip code, and telephone                     (303) 293-2333
                     number,                       (Address, including zip code, and telephone
 including area code, of registrant's principal                      number,
                executive office)                   including area code, of agent for service)

                                   Copies to:

   THOMAS A. RICHARDSON, ESQ.          ALAN P. BADEN, ESQ.               ROY K. ROSS, ESQ.
    HOLME ROBERTS & OWEN LLP          VINSON & ELKINS L.L.P.        MALLON RESOURCES CORPORATION
    1700 Lincoln, Suite 4100         1001 Fannin, Suite 2300        999 18th Street, Suite 1700
        Denver, CO 80203               Houston, Texas 77002               Denver, CO 80202
         (303) 861-7000                   (713) 758-2222                   (303) 293-2333

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of the Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ] _____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                      PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                          AGGREGATE                             AMOUNT OF
        SECURITIES TO BE REGISTERED                   OFFERING PRICE(1)                     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock(2)............................              $32,401,250                             $9,900
=======================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. The registration fee has been calculated based upon the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market on October 15, 1997.

(2) Each share of Common Stock also includes one right to acquire Common Stock or other securities of the Company in certain circumstances pursuant to the Company's Shareholders Rights Plan.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 17, 1997
PROSPECTUS

                                2,300,000 SHARES

                             MALLON RESOURCES LOGO

                                  COMMON STOCK

     All of the 2,300,000 shares of common stock ("Common Stock") offered hereby are being sold by Mallon Resources Corporation (the "Company").

     The Common Stock is quoted on the Nasdaq National Market under the symbol "MLRC." On October 15, 1997, the closing price of the Common Stock as reported by the Nasdaq National Market was $12.25 per share. See "Price Range of Common Stock."

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

=================================================================================================================
                                               PRICE TO               UNDERWRITING             PROCEEDS TO
                                                PUBLIC                DISCOUNTS(1)              COMPANY(2)
-----------------------------------------------------------------------------------------------------------------
Per Share                                         $                        $                        $
-----------------------------------------------------------------------------------------------------------------
Total(3)                                          $                        $                        $
=================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $310,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 345,000 additional shares of Common Stock, solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total Price to
    Public, Underwriting Discounts and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered severally by the Underwriters specified herein, subject to receipt and acceptance by them and subject to their right to reject any order, in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment thereof in
Chicago, Illinois, on or about             , 1997.

ABN AMRO CHICAGO CORPORATION                                GAINES, BERLAND INC.

                                           , 1997

                          PRINCIPAL AREAS OF ACTIVITY

     The map below reflects the general location of the Company's principal acreage positions in the San Juan and Delaware Basins of New Mexico. Although, as reflected by the map, the Company's acreage is largely located in the vicinity of acreage that has, historically, produced oil or natural gas, no assurance can be given that the Company's undeveloped acreage in these areas contains commercial quantities of oil or natural gas. Also, due to limitations of the map's scale, the Company's acreage blocks are depicted as relatively larger than they are in fact. The formation depths shown are approximations. Actual depths vary throughout the Basins. See "Business and Properties -- Selected Fields and Areas of Interest."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 OF THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus and incorporated herein by reference. The term "Company" refers to Mallon Resources Corporation and its wholly-owned subsidiary, Mallon Oil Company ("Mallon Oil"), but such references do not include Laguna Gold Company ("Laguna"), the Company's majority-owned, consolidated subsidiary, except when consolidated financial information is being presented or unless the context requires otherwise. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. All Common Stock amounts, share prices and per share data have been adjusted to give effect to a four to one reverse stock split that occurred on September 9, 1996. See "Glossary of Terms" for definitions of certain oil and gas terms used in this Prospectus. Investors should carefully consider the information set forth in "Risk Factors," beginning on page 7.

                                  THE COMPANY

GENERAL

     Mallon Resources Corporation is engaged in the domestic oil and gas development, exploration and production business. Substantially all of the Company's estimated proved reserves are located in the San Juan and Delaware Basins in New Mexico, where the Company has been active since 1982. The Company has accumulated significant acreage positions in these two basins, where the Company believes its technical and operational experience and its database of information enable it to effectively exploit and develop its properties. Between July 1, 1996 and September 30, 1997, the Company drilled 24 wells and recompleted 13 wells in these two basins, resulting in a 65% increase in the Company's estimated proved reserves from 5,473 MBOE at June 30, 1996 to 9,033 MBOE at September 30, 1997. The Company's average daily production increased 44% from 1,060 BOE for the year ended December 31, 1996, to 1,527 BOE for the three months ended June 30, 1997. The Pre-tax SEC 10 Value of the Company's estimated proved reserves was approximately $37.7 million at September 30, 1997. At such date, on a BOE basis, 85% of the Company's estimated proved reserves were comprised of natural gas. The Company currently has identified in excess of 300 potential drilling and recompletion locations on its acreage in the San Juan and Delaware Basins. The Company intends to drill or recomplete 59 wells in these two basins during 1998.

BUSINESS STRATEGY

     The Company's primary business strategy is to increase its proved oil and gas reserves and its cash flows by means of its drilling and recompletion activities in the San Juan and Delaware Basins. The principal components of this strategy are:

     - Exploration Through Exploitation. The Company's primary operating strategy is to increase its proved reserves through relatively lower-risk activities such as development drilling, recompletions, multi-zone completions and enhanced recovery activities. Numerous potentially productive geologic formations tend to be stacked atop one another in the San Juan and Delaware Basins, allowing the Company to (i) target multiple potential pay zones in most wells, thus reducing drilling risks, and (ii) conduct exploration operations in conjunction with its development drilling. Wells drilled to one horizon offer opportunities to examine up-hole zones or can be drilled to deeper prospective formations for relatively little additional cost. The recent increases in the Company's estimated proved reserves and rates of production are primarily attributable to oil and gas fields discovered or extended by the Company's exploration through exploitation activities.

     - Control of Operations. For the six months ended June 30, 1997, approximately 70% of the Company's production on a BOE basis was produced from properties operated by the Company. The Company believes that this level of operating control, combined with the Company's operating experience in the San Juan and Delaware Basins, allows the Company to better control ongoing operations and costs, field development decisions, and the timing and nature of capital expenditures.

     - Strategic Acquisitions. The Company also makes acquisitions of properties located within its core areas of operations. The Company believes that its knowledge of the San Juan and Delaware Basins allows the Company to effectively identify and evaluate valuable acquisition opportunities. Strategic acquisitions may include increasing the Company's ownership interest in fields where the Company has an existing interest or acquiring additional property interests in the San Juan and Delaware Basins. For example, in January 1997, the Company increased its ownership interest in, and acquired operating control of, the East Blanco Field in the San Juan Basin, an area which has contributed significantly to the recent increase in the Company's estimated proved reserves.

CURRENT OPERATIONS

     In the San Juan Basin, the Company operates in the East Blanco, Gavilan and Otero Fields. Since July 1997, the Company has recompleted five wells in the East Blanco Field establishing what the Company believes is the San Juan Basin's first commercial gas production from the Ojo Alamo Sandstone. Based on these recompletion results and other geologic evaluations, the Company has identified more than 80 Ojo Alamo drilling or recompletion locations on the Company's acreage. The Company plans to drill 31 wells and recomplete six wells in the Ojo Alamo during 1998. The Company also plans to drill one well in Otero Field during 1998. As of September 30, 1997, the Company's estimated proved reserves in the San Juan Basin were 6,186 MBOE or approximately 68% of the Company's total estimated proved reserves.

     The Company operates in several fields in the Delaware Basin, where the Company's late 1996 and 1997 development drilling and exploitation efforts led to new discoveries or field extensions in the White City, South Carlsbad, Quail Ridge and Lea Northeast Fields. The Company has identified approximately 200 drillsites on its acreage to exploit these discoveries and field extensions. The Company plans to drill 21 wells in the Delaware Basin during 1998. As of September 30, 1997, the Company's estimated proved reserves in the Delaware Basin were 2,815 MBOE, or approximately 31% of the Company's total estimated proved reserves.

     The Company owns an approximate 56% interest in Laguna, a gold mining company whose common shares are listed on The Toronto Stock Exchange under the trading symbol "LGC." The Company has engaged a Canadian investment banking firm to explore strategic alternatives relating to the Company's interest in Laguna, which may include a sale of the Company's Laguna stock, a reorganization or merger of Laguna with a third party, or other transaction. No assurance can be given that any such transaction will be arranged, or as to the terms of any arrangement that may be made. The Company has no obligation or intention to finance Laguna's future operations. See "Risk Factors -- Ownership Interest in Laguna."

                                  THE OFFERING

Common Stock offered by the
Company.............................     2,300,000 shares

Common Stock to be outstanding after
the offering(1).....................     6,995,264 shares

Use of proceeds.....................     To fund exploitation and development
                                         activities and to repay indebtedness
                                         under the Company's revolving line of
                                         credit.

Nasdaq National Market symbol.......     MLRC
---------------

(1) Does not include 831,291 shares of Common Stock issuable upon exercise of outstanding options and warrants, or 120,930 shares of Common Stock issuable upon conversion of the Company's outstanding Series B Mandatorily Redeemable Convertible Preferred Stock. See "Description of Capital Stock and Other Securities."

                             SUMMARY FINANCIAL DATA

     The following table sets forth, for the periods and at the dates indicated, summary historical financial data of the Company. The financial data for each of the three fiscal years ended December 31, 1994, 1995 and 1996 is derived from the Company's audited Consolidated Financial Statements. The financial data of the Company for the six months ended June 30, 1996 and 1997 is derived from the Company's unaudited interim consolidated financial statements, which, in the opinion of management of the Company, have been prepared on the same basis as the annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere herein. The results for the six month period ended June 30, 1997 are not necessarily indicative of results for the full year.

                                                                                          SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                                      -----------------------------    -----------------
                                                       1994       1995       1996       1996       1997
                                                      -------    -------    -------    -------    ------
                                                                                          (UNAUDITED)
(In thousands)
STATEMENTS OF OPERATIONS DATA, CONSOLIDATED:
Revenues............................................  $ 4,735    $ 5,270    $ 6,366    $ 2,864    $3,898
Costs and expenses..................................    6,366      6,946      8,309      3,843     4,682
Net loss............................................  $(1,631)   $(1,929)   $(1,837)   $(1,085)   $ (469)

STATEMENTS OF OPERATIONS DATA, EXCLUDING LAGUNA:
Revenues............................................  $ 4,735    $ 5,270    $ 6,236    $ 2,847    $3,838
Oil and gas production expenses.....................    2,024      1,868      2,249        973     1,320
Depreciation, depletion and amortization............    2,373      2,288      2,016      1,136     1,075
General and administrative..........................    1,342      1,329      1,820        863     1,295
Interest and other..................................      130        433        831        460       206
Net loss............................................  $(1,135)   $  (942)   $(1,104)   $  (745)   $ (113)
Weighted average shares outstanding(1)..............    1,916      1,947      2,512      2,005     4,515

OTHER DATA, EXCLUDING LAGUNA:
EBITDA(2)...........................................  $ 1,335    $ 2,028    $ 2,167    $ 1,011    $1,223
Capital expenditures................................    2,221      2,757      2,474        909     6,993

                                                                 AT JUNE 30, 1997
                                                              ----------------------
                                                                             AS
                                                              ACTUAL     ADJUSTED(3)
                                                              -------    -----------
BALANCE SHEET DATA, CONSOLIDATED:
Working capital.............................................  $   641      $20,606
Total assets................................................   44,219       64,184
Long-term debt(4)...........................................    6,666          597
Mandatorily redeemable convertible preferred stock..........    1,311        1,311
Shareholders' equity........................................   23,798       49,832

---------------

(1) As adjusted for four to one reverse stock split.
(2) EBITDA is earnings before income taxes, interest expense, depreciation, depletion and amortization, impairment, and extraordinary loss. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.
(3) As adjusted to reflect the receipt by the Company of estimated net proceeds from the issuance of 2,300,000 shares of Common Stock and the application of such proceeds. See "Use of Proceeds" and "Capitalization."
(4) Long-term debt includes long-term debt net of current maturities, notes payable-other and capital lease and installment obligations net of current portions.

                        SUMMARY OIL AND GAS RESERVE DATA

     The following table sets forth summary information concerning the Company's estimated proved and proved developed producing oil and gas reserves as of June 30 and December 31, 1996, based upon reports prepared by GeoQuest Reservoir Technologies, Inc. ("GeoQuest"), and as of September 30, 1997, based upon a report prepared by Ryder Scott Company Petroleum Engineers ("Ryder Scott"). A summary of the Ryder Scott report is included as Annex A to this Prospectus. GeoQuest and Ryder Scott are sometimes referred to herein as the "Independent Engineers," and their reports are sometimes referred to herein as the "Reserve Reports." All calculations have been made in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission") and give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

                                              JUNE 30, 1996    DECEMBER 31, 1996(1)    SEPTEMBER 30, 1997
                                              -------------    --------------------    ------------------
PROVED RESERVES:
Oil (MBbl)..................................       1,937               1,707                  1,338
Natural gas (MMcf)..........................      21,213              28,388                 46,171
Total (MBOE)................................       5,473               6,439                  9,033
PROVED DEVELOPED RESERVES:
Oil (MBbl)..................................       1,272               1,225                  1,007
Natural gas (MMcf)..........................      16,074              20,521                 25,013
Total (MBOE)................................       3,951               4,645                  5,176
PRE-TAX SEC 10 VALUE (in thousands).........     $23,784             $49,957                $37,689

---------------

(1) Includes reserves attributable to an acquisition that was consummated on January 1, 1997.

                             SUMMARY OPERATING DATA

                                                                                           SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                          --------------------------    ----------------
                                                           1994      1995      1996      1996      1997
                                                          ------    ------    ------    ------    ------
NET PRODUCTION:
Oil (MBbl)(1)...........................................     146       173       174        91        81
Natural gas (MMcf)(1)...................................   1,648     1,238     1,286       700       978
Total (MBOE)............................................     421       379       388       208       244
AVERAGE SALES PRICE REALIZED(2):
Oil (per Bbl)...........................................  $14.81    $16.45    $18.05    $16.98    $20.81
Natural gas (per Mcf)...................................  $ 1.50    $ 1.58    $ 2.11    $ 1.84    $ 2.17
Per BOE.................................................  $11.00    $12.66    $15.09    $13.63    $15.62
AVERAGE COST DATA (PER BOE):
Production tax and marketing expense....................  $ 1.29    $ 1.54    $ 1.84    $ 1.55    $ 1.88
Lease operating expense.................................  $ 3.52    $ 3.39    $ 3.96    $ 3.13    $ 3.53
Depletion...............................................  $ 5.53    $ 5.70    $ 4.96    $ 5.22    $ 4.22

                         AVERAGE DAILY PRODUCTION (BOE)

For the year ended December 31, 1996........................  1,060
For the three month period ended March 31, 1997.............  1,178
For the three month period ended June 30, 1997..............  1,527

---------------

(1) Includes 48 MBbl and 961 MMcf and 26 MBbl and 692 MMcf in 1994 and 1995, respectively, delivered pursuant to the terms of a volumetric production payment agreement.

(2) Includes effects of hedging. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging Activities."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus, including without limitation statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties" regarding planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, the number of anticipated wells to be drilled in the future, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, PRIOR TO MAKING ANY INVESTMENT IN THE COMMON STOCK.

OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's oil and gas revenues and profitability are substantially affected by prevailing prices for oil and natural gas. Hydrocarbon prices can be extremely volatile. In general, hydrocarbon prices are affected by numerous factors such as economic, political and regulatory developments. The unsettled nature of the energy market, which is sensitive to foreign political and military events and the unpredictability of the actions of the Organization of Petroleum Exporting Countries, makes it particularly difficult to estimate future prices of oil and natural gas. Any significant decline in prices of oil or natural gas for an extended period could have a material adverse effect on the Company's financial condition, liquidity and results of operations. Additionally, the Company's sales of oil and natural gas are often made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. With the objective of reducing price risk, the Company enters into hedging transactions with respect to a portion of its expected future production. There can be no assurance, however, that such hedging transactions will significantly mitigate the effect of any substantial or extended decline in oil or natural gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Hedging Activities."

     In addition, the marketability of the Company's production depends upon the availability and capacity of pipelines and gas gathering systems, processing facilities, the effect of federal and state regulation of such production and transportation, general economic conditions and changes in demand, all of which could adversely affect the Company's ability to market its production. All of these factors are beyond the control of the Company, and the Company is limited in its ability to protect its economic interests from their effect. The Company conducts substantially all of its operations in the San Juan and Delaware Basins in the State of New

Mexico and, consequently, is particularly subject to marketing constraints that exist or may arise in the future in those areas. Historically, due to the San Juan Basin's relatively isolated location and the resulting limited access of its natural gas production to the marketplace, natural gas produced in the San Juan Basin has tended to command prices that are lower than natural gas prices that prevail in other areas.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon the Reserve Reports prepared by the Independent Engineers that rely upon various assumptions, including assumptions required by the Commission, as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the Reserve Reports. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. In addition, the Company's reserves may be subject to downward or upward revision based upon production history, results of future development and exploration, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

     Approximately 43% of the Company's total proved reserves at September 30, 1997 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the Reserve Report prepared by Ryder Scott as of September 30, 1997, assumes, based on the Company's estimates, that aggregate capital expenditures by the Company of approximately $14.4 million through 1999 will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Business and Properties -- Proved Reserves."

     The present value of future net revenues referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by changes in consumption and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

LACK OF PROFITABLE OPERATIONS

     The Company recorded net losses for 1994, 1995, 1996 and the six months ended June 30, 1997 of $1,631,000, $1,929,000, $1,837,000 and $469,000,
respectively. The Company's ability to continue in business and maintain its financing arrangements would be adversely affected by a continued lack of profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WORKING CAPITAL REQUIREMENTS

     Due to its active development and exploration program, the Company has substantial working capital requirements. While the Company believes that the net proceeds from this Offering and cash flow from operations should allow the Company to successfully implement its present business strategy, some or all of the Company's cash flow from operations may be required to service the Company's bank debt. As a consequence, additional financing may be required in the future to fund the Company's developmental and exploratory drilling. No assurances can be given as to the availability or terms of any such additional financing that may be required. In the event such capital resources are not available to the Company, its drilling activity may be curtailed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REPLACEMENT OF RESERVES

     The Company's future success will depend upon its ability to find, develop or acquire additional oil and gas reserves at prices that permit profitable operations. Unless the Company conducts successful exploitation or exploration activities or acquires properties containing reserves, the proved reserves of the Company will decline. There can be no assurance that the Company's acquisition, exploitation and exploration activities will result in additional reserves, or that the Company will be able to drill productive wells at acceptable costs.

OPERATING HAZARDS; UNINSURED RISKS

     The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blowouts, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and related suspension of operations. Gathering systems and processing plants are subject to many of the same hazards, and any significant problems related to those facilities could adversely affect the Company's ability to market its production. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered or that particular wells will not produce at economic levels. The cost of drilling, completing and operating wells may vary from initial estimates. Drilling activities may be curtailed, delayed or canceled as a result of numerous factors outside the Company's control, including but not limited to title problems, weather conditions, compliance with governmental requirements, mechanical difficulties and shortages or delays in the delivery of drilling rigs or other equipment. The Company maintains insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. Furthermore, the Company cannot predict whether insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all. See "Business and Properties -- Operating Hazards and Environmental Matters."

REGULATION

     Virtually all of the Company's oil and gas activities are subject to a wide variety of federal, state, local and foreign governmental regulations, which are changed from time to time in response to economic or political conditions. Matters subject to regulation include, but are not limited to, environmental matters, discharge permits for drilling operations, drilling and operating bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties, allowable rates of production, restoration of surface areas, plugging and abandonment of wells, requirements for the operation of wells and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Many states have raised state taxes on energy sources and additional increases may occur, although there can be no certainty of the effect that such increases would have on the Company. Legislation and new regulations concerning oil and gas exploration and production operations are constantly being reviewed and proposed. All of the jurisdictions in which the Company owns and operates properties have statutes and regulations governing a number of the matters enumerated above. Compliance with such laws and regulations generally increases the Company's cost of doing business and consequently affects its profitability. Due to the frequently changing requirements of laws and regulations, there can be no assurance that costs of future compliance will not impose new or substantial burdens on the Company. See "Business and Properties -- Regulation."

ENVIRONMENTAL MATTERS

     The discharge of oil, gas or other pollutants into the air, soil or water may give rise to liabilities to governmental agencies and third parties, and may require the Company to incur costs to remedy such discharges. Oil, natural gas and other pollutants (including salt water brine) may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from pipelines or other gathering and transportation facilities, leakage from storage tanks and tailings ponds, and sudden discharges from damage or explosion at natural gas facilities, oil and gas wells or other facilities. Discharged hydrocarbons and other pollutants may migrate through soil to water supplies or adjoining property, giving rise to additional liabilities. A variety of federal, state and foreign laws and regulations govern the environmental aspects of oil and natural gas exploration, production and transportation and may, in addition to other laws and regulations, impose liability in the event of discharges (whether or not accidental), failure to notify the proper authorities of a discharge, and other failures to comply with those laws and regulations. Compliance with environmental quality requirements and reclamation laws imposed by governmental authorities may necessitate significant capital outlays, may materially affect the acquisition or operating costs of a given property, or may cause material changes or delays in the Company's intended activities. For example, a Federal court recently ruled that the Environmental Protection Agency is required to regulate the injection of materials into existing wells to stimulate production. Management of the Company does not believe that its environmental, health, and safety risks are materially different from those of comparable companies engaged in similar businesses. Nevertheless, new or different environmental standards imposed in the future may adversely affect the Company's activities and there can be no assurance that significant costs for compliance will not be incurred in the future. Moreover, no assurance can be given that environmental laws will not, in the future, result in curtailment of production or material increases in the cost of exploration, development or production or otherwise adversely affect the Company's operations and financial condition. See "Business and Properties -- Operating Hazards and Environmental Matters."

OWNERSHIP INTEREST IN LAGUNA

     The Company owns an approximate 56% interest in Laguna, a gold mining company whose common shares are listed on The Toronto Stock Exchange under the trading symbol "LGC." Recent weaknesses in the gold market and the market for junior gold mining companies have resulted in a substantial reduction in the price of Laguna common stock on The Toronto Stock Exchange. The Company has engaged a Canadian investment banking firm to explore strategic alternatives relating to the Company's interest in Laguna, which may include a sale of the Company's Laguna stock, a reorganization or merger of Laguna with a third party, or other transaction. No assurance can be given that any such transaction will be arranged, or as to the terms of any arrangement that may be made. In connection with any potential disposition of the Company's interest in Laguna, the Company may incur a loss on the recovery of its investment. Pending the receipt of an offer to purchase Laguna, or the negotiation of the terms of a merger or other transaction, no estimate of whether such a loss will be incurred, or the amount of such loss, if any, can be made.

     The value of the Company's interest in Laguna will be affected by the business results of Laguna and by changes in the markets for gold and junior gold mining companies. There are many uncertainties in any mineral exploration and development program, such as the location of economic ore bodies, the receipt of necessary government permits and the construction of mining and processing facilities, as well as widely fluctuating prices of minerals. Because Laguna's properties are not in the United States, additional uncertainties include currency risks, risks of changes in foreign laws and the risk of expropriation. Substantial expenditures will be required to pursue Laguna's exploration and development activities, and substantial time may elapse from the initial phases of development until Laguna's activities are fully operational. The Company does not have any obligation or intention to finance Laguna's future operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Laguna."

ANTI-TAKEOVER PROVISIONS

     In April 1997, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to insure that all shareholders of the Company receive fair value for their

Common Stock in the event of any proposed takeover of the Company and to guard against the use of partial tender offers or other coercive tactics to gain control of the Company without offering fair value to the Company's shareholders. While the Rights Plan is not intended to prevent an acquisition of the Company on terms that are favorable and fair to all shareholders, its existence may discourage potential purchasers. The Company is not aware of any plan or intention by any person to attempt a takeover of the Company. See "Description of Capital Stock and Other Securities -- Shareholder Rights Plan."

     The Company's Restated Articles of Incorporation impose restrictions on changes in control of the Company. The existence of these provisions may discourage a party from making a tender offer for or otherwise seeking to obtain control of the Company. See "Description of Capital Stock and Other
Securities -- Certain Voting Requirements."

RELIANCE ON KEY PERSONNEL

     The Company is dependent upon its executive officers and key employees. The unexpected loss of services of one or more of these individuals could have a detrimental effect on the Company. The Company does not maintain key man insurance on any of its executive officers or key employees. In addition, the continued growth and expansion of the Company will depend upon, among other factors, the successful retention of skilled and experienced management and technical personnel. See "Management."

COMPETITION

     The oil and gas industry is highly competitive. The Company competes with major oil and gas companies, other independent concerns and individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company. See "Business and Properties -- Competition."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock being offered hereby (based on an assumed public offering price of $12.25 per share) are estimated to be approximately $26.0 million ($30.0 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and estimated offering expenses.

     The Company expects that substantially all of the net proceeds of the Offering will be used to finance the Company's oil and gas exploitation and development activities in the San Juan and Delaware Basins of New Mexico. Although no acquisitions are pending, a portion of the net proceeds may be used to make strategic acquisitions of oil and gas interests in such basins.

     Prior to the expenditure of the net proceeds of this Offering, a portion of such proceeds will be used to pay down the Company's revolving line of credit (the "Facility") with Bank One, Texas, N.A. (the "Bank"). The amount outstanding under the Facility at October 15, 1997, was $8,769,000. The interest rate is, at the Company's election, either the Bank's base rate plus 0.75%, or the London Interbank Offered Rate plus 2.5% (8.125% as of September 30, 1997). The Facility expires on March 31, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending application of the net proceeds as described above, the Company will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "MLRC." The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock as reported on the Nasdaq National Market. The following quotations have been adjusted to reflect the four to one reverse stock split of the Common Stock that occurred on September 9, 1996.

                                                                HIGH            LOW
                                                                ----            ---
YEAR ENDED DECEMBER 31, 1995:
  First Quarter.............................................    $ 8             $ 5
  Second Quarter............................................      8 1/2           5 1/2
  Third Quarter.............................................     10               6
  Fourth Quarter............................................     11               4
YEAR ENDED DECEMBER 31, 1996:
  First Quarter.............................................    $ 8 1/4         $ 5 1/2
  Second Quarter............................................     11               6
  Third Quarter.............................................      8 1/2           5
  Fourth Quarter............................................      9 5/8           6 1/2
YEAR ENDING DECEMBER 31, 1997:
  First Quarter.............................................    $10 1/2         $ 7 1/8
  Second Quarter............................................      9 3/4           6 3/4
  Third Quarter.............................................     12 3/8           7 3/8
  Fourth Quarter (through October 15, 1997).................     13              11 1/4

     On October 15, 1997, the closing price of the Common Stock as reported by the Nasdaq National Market was $12.25. As of October 15, 1997, there were approximately 650 shareholders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company does not intend to pay cash dividends on Common Stock in the foreseeable future. The Company instead intends to retain any earnings to support the growth of the Company. Any future cash dividends would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. Under the terms of the Facility, the Company may not pay dividends without the consent of the Bank. For a description of the Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, and as adjusted (i) to reflect the sale of 2,300,000 shares of Common Stock offered by the Company hereby and (ii) the application of the estimated net proceeds to the Company therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes and other financial information included elsewhere in this Prospectus.

                                                                 AT JUNE 30, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt(1)...........................................  $  6,666     $    597
Series B Mandatorily Redeemable Convertible Preferred Stock,
  $0.01 par value, 500,000 shares authorized, 135,200 shares issued and outstanding, liquidation preference and
  mandatory redemption of $1,352,000........................     1,311        1,311
Shareholders' equity:
  Common Stock, $0.01 par value, 25,000,000 shares
    authorized; 4,694,264 shares issued and outstanding and
    6,994,264 shares as adjusted(2).........................        47           70
  Additional paid-in capital................................    59,085       85,096
  Accumulated deficit.......................................   (35,334)     (35,334)
                                                              --------     --------
         Total shareholders' equity.........................    23,798       49,832
                                                              --------     --------
         Total capitalization...............................  $ 31,775     $ 51,740
                                                              ========     ========

---------------

(1) Long-term debt includes long-term debt net of current maturities, notes payable-other and capital lease and installment obligations net of current portions.

(2) Does not include 832,291 shares of Common Stock issuable upon exercise of outstanding options and warrants, or 120,930 shares of Common Stock issuable upon conversion of the Company's outstanding Series B Mandatorily Redeemable Convertible Preferred Stock. See "Description of Capital Stock and Other Securities."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth, for the periods and at the dates indicated, selected historical financial data of the Company. The financial data for each of the five fiscal years ended December 31, 1992, 1993, 1994, 1995 and 1996 is derived from the Company's audited Consolidated Financial Statements. The financial data of the Company for the six months ended June 30, 1996 and 1997 is derived from the Company's unaudited interim consolidated financial statements, which, in the opinion of management of the Company, have been prepared on the same basis as the annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere herein. The results for the six month period ended June 30, 1997 are not necessarily indicative of results for the full year.

                                                                                            SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                      ----------------------------------------------     ----------------
                                       1992     1993      1994      1995      1996        1996      1997
                                      ------   -------   -------   -------   -------     -------   ------
                                                                                           (UNAUDITED)
(In thousands, except per share
  data)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Oil and gas sales.................  $1,408   $ 2,061   $ 4,629   $ 4,800   $ 5,854     $ 2,834   $3,811
  Other.............................     423       129       106       470       512          30       87
                                      ------   -------   -------   -------   -------     -------   ------
                                       1,831     2,190     4,735     5,270     6,366       2,864    3,898
                                      ------   -------   -------   -------   -------     -------   ------
Costs and expenses:
  Oil and gas production............     800       976     2,024     1,868     2,249         973    1,320
  Mining project expenses...........     380       390       459       838     1,014         359      680
  Depreciation, depletion and
    amortization....................     306       937     2,409     2,340     2,095       1,170    1,124
  Impairment of oil and gas
    properties......................      --        --        --        --       264          --       55
  General and administrative........     537       825     1,342     1,467     1,845         876    1,295
  Interest and other................      76       249       132       433       842         465      208
                                      ------   -------   -------   -------   -------     -------   ------
                                       2,099     3,377     6,366     6,946     8,309       3,843    4,682
                                      ------   -------   -------   -------   -------     -------   ------
Minority interest in loss of
  consolidated subsidiary...........      --        --        --        --       266          54      315
                                      ------   -------   -------   -------   -------     -------   ------
Loss before extraordinary item......    (268)   (1,187)   (1,631)   (1,676)   (1,677)       (925)    (469)
Extraordinary loss on early
  retirement of debt................      --        --        --      (253)     (160)       (160)      --
                                      ------   -------   -------   -------   -------     -------   ------
Net loss............................    (268)   (1,187)   (1,631)   (1,929)   (1,837)     (1,085)    (469)
Dividends on preferred stock and
  accretion.........................      --        --      (258)     (360)     (376)       (186)    (125)
Gain on redemption of preferred
  stock.............................      --        --        --        --     3,743          --       --
Preferred stock conversion
  inducement........................      --        --        --        --        --          --     (403)
                                      ------   -------   -------   -------   -------     -------   ------
Net income (loss) attributable to
  common shareholders...............  $ (268)  $(1,187)  $(1,889)  $(2,289)  $ 1,530(1)  $(1,271)  $ (997)
                                      ======   =======   =======   =======   =======     =======   ======
PER SHARE DATA(2):
Loss attributable to common
  shareholders before extraordinary
  item..............................  $(0.22)  $ (0.87)  $ (0.99)  $ (1.05)  $ (0.82)    $ (0.55)  $(0.22)
Extraordinary loss..................      --        --        --     (0.13)    (0.06)      (0.08)      --
                                      ------   -------   -------   -------   -------     -------   ------
Net loss attributable to common
  shareholders......................  $(0.22)  $ (0.87)  $ (0.99)  $ (1.18)  $ (0.88)(1) $ (0.63)  $(0.22)
                                      ======   =======   =======   =======   =======     =======   ======
Weighted average shares
  outstanding.......................   1,195     1,368     1,916     1,947     2,512       2,005    4,515
OTHER DATA:
Capital expenditures................  $  190   $20,612   $ 2,379   $ 3,995   $ 6,339     $ 3,949   $7,957

                                                       AT DECEMBER 31,
                                        ----------------------------------------------
                                         1992     1993      1994      1995      1996      AT JUNE 30, 1997
                                        ------   -------   -------   -------   -------    ----------------
BALANCE SHEET DATA:
Working capital (deficit).............  $  (67)  $   462   $(1,764)  $  (476)  $ 5,365        $   641
Total assets..........................   7,675    28,773    28,226    31,635    41,400         44,219
Long-term debt(3).....................      30        20        --    10,037     3,511          6,666
Mandatorily redeemable preferred
  stock...............................      --        --     3,804     3,844     3,900          1,311
Shareholders' equity..................   6,738    15,029    13,549    11,760    21,904         23,798

---------------

(1) The gain on the redemption of the Series A Convertible Preferred Stock (the "Series A Stock") in the fourth quarter of 1996 resulted in net income attributable to common shareholders for the year ended December 31, 1996 of $1,530,000. However, because the Series A Stock is reflected as if converted, the gain on redemption is deducted from net income attributable to common shareholders for purposes of calculating per share data, resulting in a net loss attributable to common shareholders for the year ended December 31, 1996 of $2,213,000 or $0.88 per share.

(2) As adjusted for four to one reverse stock split.

(3) Long-term debt includes long-term debt net of current maturities, notes payable-other and capital lease and installment obligations net of current portions.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in understanding the Company's historical consolidated financial position at December 31, 1994, 1995 and 1996, and at June 30, 1997, and results of operations and cash flows for each of the three years in the period ended December 31, 1996 and the unaudited six month periods ended June 30, 1996 and 1997. The Company's historical Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion. The financial information discussed below is consolidated information, which includes the accounts of Laguna.

OVERVIEW

     The Company's revenues, profitability and future rate of growth will be substantially dependent upon its drilling success in the San Juan and Delaware Basins, and prevailing prices for oil and gas, which are in turn dependent upon numerous factors that are beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil or gas prices could have a material adverse effect on the Company's financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that the Company may economically produce.

LIQUIDITY AND CAPITAL RESOURCES

     In October 1996, the Company sold 2,300,000 shares of Common Stock in a public offering. The Company received proceeds of approximately $13,189,000. Approximately $1,987,000 of the net proceeds were used to purchase and retire all outstanding shares of the Company's Series A Convertible Preferred Stock. The Company had working capital surpluses of $5,365,000 at December 31, 1996 and $641,000 at June 30, 1997, compared to a deficit of $476,000 at December 31, 1995. The increase in working capital at December 31, 1996 was primarily due to higher cash balances as a result of the equity offerings by the Company and Laguna in 1996. Over the course of the first six months of 1997, the Company's working capital decreased due to the Company's expenditures to develop and exploit its oil and gas properties and Laguna's depletion of its working capital. See "-- Laguna."

     In March 1996, the Company established a revolving line of credit (the "Facility") with Bank One, Texas, N.A. (the "Bank"). The borrowing base under the Facility is currently $10,000,000 and is subject to redetermination every six months, or at such other times as the Bank may determine. The Company is obligated to maintain certain financial and other covenants, including a minimum current ratio, minimum net equity, a debt coverage ratio and a total bank debt ceiling. The Facility is secured by substantially all of the Company's oil and gas properties. The Facility expires March 31, 1999. At October 15, 1997, the principal amount outstanding under the Facility was $8,769,000, leaving $1,231,000 available under the Facility. The Company will repay the amount outstanding under the Facility with a portion of the proceeds of this Offering. The Company is currently in compliance with the covenants of the Facility. For additional information concerning the Facility, see Note 4 to the Consolidated Financial Statements.

     Mandatory redemption of the Company's Series B Mandatorily Redeemable Convertible Preferred Stock (the "Series B Stock") was to begin in April 1997, when 20% of the outstanding shares, or 80,000 shares, were to be redeemed for $800,000. The Company extended an offer to all holders of the Series B Stock to convert their shares into shares of Common Stock at a conversion price of $9.00, rather than the $11.31 conversion price otherwise then in effect. The market price of a share of the Common Stock during the term of the offer ranged from $7.88 to $8.50. Holders of 252,675 shares of Series B Stock elected to convert their shares into 280,747 shares of Common Stock. In addition, the Company redeemed 12,125 shares of Series B Stock at $10.00 per share. After these transactions, 135,200 shares of Series B Stock remain outstanding and the Company has no further obligation to redeem any shares until April 2000, when it will be required to redeem all Series B Stock outstanding in excess of 80,000 shares. The Series B Stock is convertible to Common Stock automatically if the Common Stock trades at a price in excess of 140% of the then applicable conversion price for each day in a period of 10 consecutive trading days. The conversion price, as adjusted to reflect this Offering, is currently $11.18. See "Description of Capital Stock and Other
Securities -- Series B Mandatorily Redeemable Preferred Stock."

     Capital expenditures related to the Company's drilling and development programs totaled $2,462,000 in 1996 and $5,684,000 during the first six months of 1997. The Company expects to spend approximately $14,000,000 for drilling and development in all of 1997. The Company's current budget for drilling and development capital expenditures in 1998 is approximately $24,700,000. During fiscal 1996, the Company completed two of the three wells drilled and recompleted one well. During the first six months of 1997, the Company completed 12 of the 14 development wells it drilled. The Company recompleted eight wells during the first six months of 1997, all of which are on production. In addition, the Company completed a gas sweetening plant in the East Blanco Field, which will allow acceleration of the Company's Ojo Alamo recompletion program. The Company expects to drill a total of 35 wells and recomplete 22 wells in all of 1997. The Company currently plans to drill 53 wells and recomplete six wells in 1998.

     The Company believes that, with the net proceeds of this Offering, the Company's current working capital, borrowings available under the Facility, and the operating cash flows that are expected to be generated by the application of such funds to the Company's drilling program, the Company will have sufficient capital to fund the continued development of its current properties and to meet the Company's liquidity requirements through 1998.

RESULTS OF OPERATIONS

                                                                                           SIX MONTHS
                                                              YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                                              ------------------------   ---------------
                                                               1994     1995     1996     1996     1997
                                                              ------   ------   ------   ------   ------
                                                                 (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING RESULTS FROM OIL AND GAS OPERATIONS:
Oil and gas revenues........................................  $4,629   $4,800   $5,854   $2,834   $3,811
Production tax and marketing expense........................     542      582      715      323      458
Lease operating expense.....................................   1,482    1,286    1,534      650      862
Depletion...................................................   2,330    2,162    1,924    1,085    1,030
NET PRODUCTION:
Oil (MBbl)(1)...............................................     146      173      174       91       81
Natural gas (MMcf)(1).......................................   1,648    1,238    1,286      700      978
Total (MBOE)................................................     421      379      388      208      244
AVERAGE SALES PRICE REALIZED(2):
Oil (per Bbl)...............................................  $14.81   $16.45   $18.05   $16.98   $20.81
Natural gas (per Mcf).......................................  $ 1.50   $ 1.58   $ 2.11   $ 1.84   $ 2.17
Per BOE.....................................................  $11.00   $12.66   $15.09   $13.63   $15.62
AVERAGE COST DATA (PER BOE):
Production tax and marketing expense........................  $ 1.29   $ 1.54   $ 1.84   $ 1.55   $ 1.88
Lease operating expense.....................................  $ 3.52   $ 3.39   $ 3.96   $ 3.13   $ 3.53
Depletion...................................................  $ 5.53   $ 5.70   $ 4.96   $ 5.22   $ 4.22

---------------

(1) Includes 48 MBbl and 961 MMcf and 26 MBbl and 692 MMcf in 1994 and 1995, respectively, delivered pursuant to the terms of a volumetric production payment agreement.

(2) Includes effect of hedging. See "-- Hedging Activities."

       Six Months Ended June 30, 1997 Compared with Six Months Ended June 30,
    1996

     Revenues. Total revenues increased 36% to $3,898,000 for the six months ended June 30, 1997, from $2,864,000 for the six months ended June 30, 1996. Oil and gas sales increased 34% to $3,811,000 for the six months ended June 30, 1997, from $2,834,000 for the six months ended June 30, 1996, due to higher oil and gas prices realized and higher gas production in the 1997 period. Average oil prices per barrel increased 23% to $20.81 for the six months ended June 30, 1997, from $16.98 for the comparable 1996 period, and average gas prices per Mcf increased 18% to $2.17 in the 1997 period from $1.84 for the six months ended June 30, 1996.

Oil production decreased 11%, to 81,000 barrels for the six months ended June 30, 1997 from 91,000 barrels for the six months ended June 30, 1996; however, gas production increased 40% to 978,000 Mcf for the six months ended June 30, 1997 from 700,000 Mcf for the same period a year ago. The oil production decreases are due to normal declines. Oil production was also constrained by a delay in planned oil drilling during the first five months of fiscal 1997 while additional land acquisitions were made. The gas production increases are due to the Company's successful drilling program in 1997. Excluding Laguna, total revenues for the six months ended June 30, 1997 increased 35% to $3,838,000 from $2,847,000 for the same period a year earlier, primarily due to higher oil and gas prices and higher gas production in the 1997 period. There were no sales of gold and silver in 1997 or 1996, and no sales are expected in the immediate future.

     Oil and Gas Production Expenses. Oil and gas production expenses, including production tax and marketing expenses, increased 36% to $1,320,000 for the six months ended June 30, 1997 from $973,000 for the comparable 1996 period, due to new wells coming on line as a result of the 1997 drilling program. Per BOE oil and gas production expense, including production tax and marketing expense, increased $0.73, or 16%, to $5.41 for the six months ended June 30, 1997 from $4.68 for the six months ended June 30, 1996. Production tax and marketing expense increased $0.33 per BOE, or 21%, during the six months ended June 30, 1997 as a result of higher oil and gas prices. LOE increased $0.40 per BOE, or 13%, during the six months ended June 30, 1997, primarily as a result of non-recurring repair and maintenance costs totaling approximately $275,000, or $1.13 per BOE, during the six months ended June 30, 1997, compared to non-recurring repair and maintenance costs of $177,000, or $0.85 per BOE, for the comparable period in 1996.

     Mining Project Expenses. Mining project expenses for the six months ended June 30, 1997 increased 89% to $680,000 for the six months ended June 30, 1997 from $359,000 for the comparable 1996 period. In June 1997, pending an improvement in the financial markets, Laguna started a program to conserve capital by curtailing its mining operations in Costa Rica, and reducing its work force. Under Costa Rican labor law, Laguna is obligated to make certain payments to Costa Rican employees who are dismissed. The Company has estimated this amount at $134,000, and has included it in mining project expenses for the six months ended June 30, 1997. Additionally, mining project expenses were higher during the six months ended June 30, 1997 compared to the same period in 1996 due to Laguna's drilling program in new exploration areas and business development expenses related to reviewing other mineral concessions.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization decreased 4% to $1,124,000 for the six months ended June 30, 1997 from $1,170,000 for the six months ended June 30, 1996. Depletion per BOE decreased 19% to $4.22 for the six months ended June 30, 1997 from $5.22 for the six months ended June 30, 1996, primarily due to an increase in proved reserves.

     Impairment of Oil and Gas Properties. Impairment of oil and gas properties was $55,000 for the six months ended June 30, 1997, compared to $-0- for the six months ended June 30, 1996. In 1996, the Company acquired a 2.25% working interest in an exploration venture to drill one or more wells offshore Belize. The joint venture drilled a dry hole during the first quarter of 1997. Accordingly, the Company reduced the carrying amount of its capitalized costs. During the six months ended June 30, 1996, the Company's oil and gas activities were conducted entirely in the United States.

     General and Administrative Expenses. Total general and administrative expenses increased 48% to $1,295,000 for the six months ended June 30, 1997 from $876,000 for the same period in 1996, due to the hiring of additional personnel because of expanded operations and decreased sharing of expenses with Laguna. Laguna's general and administrative expenses are included in mining project expenses on the consolidated statements of operations.

     Interest and Other Expenses. Interest and other expenses decreased 55% to $208,000 for the six months ended June 30, 1997 from $465,000 for the six months ended June 30, 1996. The decrease was primarily due to lower outstanding borrowings under the Company's credit facility in the 1997 period.

     Minority Interest. Minority interest in loss of consolidated subsidiary represents the minority interest share in the Laguna loss and increased to $315,000 in the six months ended June 30, 1997 from $54,000 for the same period in 1996, primarily due to an increase in the minority interest in Laguna to approximately 44% in the 1997 period from approximately 12% in the 1996 period.

     Income Taxes. The Company incurred net operating losses ("NOLs") for U.S. Federal income tax purposes in 1997 and 1996, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of the Company's oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in the Company's decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, the Company did not recognize any tax benefit in the consolidated statements of operations for the six months ended June 30, 1997 and 1996.

     Extraordinary Loss. The Company incurred an extraordinary loss of $160,000 during the six months ended June 30, 1996, as a result of the refinancing of its credit facility with a new lender.

     Net Loss. Net loss decreased 57% to $469,000 for the six months ended June 30, 1997 from $1,085,000 for the same period a year earlier, as a result of the factors discussed above. The Company paid dividends of $107,000 on its Series B Preferred Stock and realized accretion of $18,000 during the six months ended June 30, 1997 compared to dividends of $160,000 and accretion of $26,000 during the six months ended June 30, 1996. Beginning in April 1997, preferred dividend payments were reduced as a result of the conversion into common stock and redemption of Series B Preferred Stock. The excess of the fair value of the common stock issued at the $9.00 conversion price over the fair value of the common stock that would have been issued at the $11.31 conversion price, totaling $403,000, has been reflected on the statements of operations for the six months ended June 30, 1997 as an increase in the net loss attributable to common shareholders. As a result, net loss attributable to common shareholders decreased 22% to $997,000 for the six months ended June 30, 1997 from $1,271,000 for the six months ended June 30, 1996. Excluding Laguna, net loss attributable to common shareholders decreased 31% to $641,000 for the six months ended June 30, 1997 from $931,000 during the comparable 1996 period, due primarily to the factors discussed above.

     Miscellaneous. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which establishes new standards for computing and presenting earnings per share. The new Statement is intended to simplify the standard for computing earnings per share and will require the presentation of basic and diluted earnings per share on the face of the income statement, including all prior periods presented. The Statement is effective for financial statements issued for periods ending after December 15, 1997, and earlier adoption is not permitted. Had the calculation of earnings per share been prepared in accordance with the provisions of SFAS No. 128 for the six months ended June 30, 1997 and 1996, earnings per share would have been the same as what was reported on the consolidated statements of operations.

Year Ended December 31, 1996 Compared with Year Ended December 31, 1995

     Revenues. Total revenues for the year ended December 31, 1996 increased 21% to $6,366,000 from $5,270,000 for the year ended December 31, 1995. Oil and gas sales for the year ended December 31, 1996 increased 22% to $5,854,000 from $4,800,000 (including amortization of deferred revenues from a volumetric production payment in the year ended December 31, 1995.) The increase was primarily due to higher oil and gas prices. Average oil prices for the year ended December 31, 1996 increased 10% to $18.05 per Bbl from $16.45 per Bbl for the year ended December 31, 1995. Average gas prices for the year ended December 31, 1996 increased 34% to $2.11 per Mcf from $1.58 per Mcf for the year ended December 31, 1995. The $329,000 gain on the sale of Laguna common stock for the year ended December 31, 1996 compares to the $355,000 gain on the termination of a volumetric production payment for the year ended December 31, 1995. There were no sales of gold or silver in 1996 or 1995, and no such sales are expected in the immediate future. Excluding Laguna, total revenues for the year ended December 31, 1996 increased 19% to $6,236,000 from $5,229,000, primarily due to higher oil and gas prices.

     Oil and Gas Production Expenses. Oil and gas production expenses for the year ended December 31, 1996 increased 20% to $2,249,000 from $1,868,000 for the year ended December 31, 1995. The increase was primarily attributable to increased operating costs related to new wells drilled in 1996 and increased workover expenses.

     Mining Project Expenses. Mining project expenses for the year ended December 31, 1996 increased 21% to $1,014,000 from $838,000 for the year ended December 31, 1995. The increase was primarily due to Laguna's drilling program in new exploration areas and business development expenses related to reviewing other mineral concessions.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the year ended December 31, 1996 decreased 11% to $2,095,000 from $2,340,000 for the year ended December 31, 1995. Depletion per BOE for the year ended December 31, 1996 decreased 13% to $4.96 from $5.70 for the year ended December 31, 1995, primarily due to an increase in oil and gas reserves.

     General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1996 increased 26% to $1,845,000 from $1,467,000 for the year ended December 31, 1995 due primarily to increased stock compensation costs.

     Impairment of Oil and Gas Properties. Impairment of oil and gas properties was $264,000 during the year ended December 31, 1996 compared to $-0- for the year ended December 31, 1995. In fiscal 1996, the Company acquired a 2.25% working interest in an exploration venture to drill one or more wells offshore Belize. As of December 31, 1996, the Company had incurred and capitalized $264,000 related to this venture. The joint venture drilled a dry hole subsequent to December 31, 1996. Accordingly, the Company reduced the carrying amount of its capitalized costs by $264,000. During fiscal 1995, the Company's oil and gas activities were conducted entirely in the United States.

     Interest and Other Expenses. Interest and other expenses for the year ended December 31, 1996 increased 95% to $842,000 from $433,000 for the year ended December 31, 1995. The increase was primarily due to higher outstanding borrowings under the Company's credit facility.

     Minority Interest. Minority interest in loss of consolidated subsidiary of $266,000 represents the minority interest share in the Laguna loss.

     Income Taxes. The Company incurred net operating losses ("NOLs") for U.S. Federal income tax purposes in 1996 and 1995, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of the Company's oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in the Company's decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, the Company did not recognize any tax benefit in its consolidated statement of operations for the years ended December 31, 1996 and 1995. At December 31, 1996, the Company had an NOL carryforward for U.S. Federal income tax purposes of approximately $16,100,000, which will begin to expire in 2005.

     Extraordinary Loss. The Company incurred extraordinary losses of $160,000 and $253,000 during the years ended December 31, 1996 and 1995, respectively, as a result of the refinancing of its credit facilities with new lenders.

     Net Loss. Net loss for the year ended December 31, 1996 decreased 5% to $1,837,000 from $1,929,000 for the year ended December 31, 1995 as a result of the factors discussed above. The Company paid the 8% dividend of $320,000 on its $4,000,000 face amount Series B Mandatorily Redeemable Convertible Preferred Stock ("Series B Preferred Stock") in each of the years ended December 31, 1996 and 1995, and realized accretion of $56,000 and $40,000, respectively. Net income attributable to common shareholders for the year ended December 31, 1996 was $1,530,000 ($2,263,000 excluding Laguna) compared to a net loss of

$2,289,000 ($1,302 excluding Laguna) for the year ended December 31, 1995. This increase was the result of a $3,743,000 gain on the redemption of the Series A Convertible Preferred Stock in October 1996.

Year Ended December 31, 1995 Compared with Year Ended December 31, 1994

     Revenues. Total revenues for the year ended December 31, 1995 increased 11% to $5,270,000 from $4,735,000 for the year ended December 31, 1994. The increase was primarily due to a gain of $355,000 on termination of a volumetric production payment. For the year ended December 31, 1995 oil and gas sales, including amortization of deferred revenue from a volumetric production payment, increased 4% to $4,800,000 from $4,629,000 for the year ended December 31, 1994. Total oil production increased 19% to 173 MBbls and total gas production decreased 25% to 1,238 MMcf for the year ended December 31, 1995. The increase in oil sales was due to the completion of eight productive wells during 1995, and the decrease in gas sales was due in part to a decrease in production from one of the Company's producing properties, which has a steep decline curve, accounting for 267 MMcf of the production decrease. Average oil prices for the year ended December 31, 1995 increased 11% to $16.45 per Bbl from $14.81 per Bbl for the year ended December 31, 1994. Average gas prices for the year ended December 31, 1995 increased 5% to $1.58 per Mcf from $1.50 per Mcf for the year ended December 31, 1994. During the years ended December 31, 1995 and 1994, there were no sales of gold or silver. Excluding Laguna, total revenues for the year ended December 31, 1995 increased 10% to $5,229,000 from $4,735,000 due to a gain on the termination of a volumetric production payment.

     Oil and Gas Production Expenses. Oil and gas production expenses for the year ended December 31, 1995 decreased 8% to $1,868,000 from $2,024,000 for the year ended December 31, 1994. The decrease was primarily due to a reduction in repair costs in some of the Company's older fields.

     Mining Project Expenses. Mining project expenses for the year ended December 31, 1995 increased 83% to $838,000 from $459,000 for year ended December 31, 1994. The increase was due primarily to increased general and administrative costs relating to expanded operations.

     General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1995 increased 9% to $1,467,000 from $1,342,000 for the year ended December 31, 1994. The increase was primarily due to an increase in investment banking fees related to a contract which expired in 1995 and additional salary expense for two officers hired April 1, 1994, which was included for a full year in 1995. These increases were partially offset by a reduction in legal fees and office expenses.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the year ended December 31, 1995 decreased 3% to $2,340,000 from $2,409,000 for the year ended December 31, 1994. Depletion per BOE for the year ended December 31, 1995 increased 3% to $5.70 from $5.53 for the year ended December 31, 1994, primarily due to lower gas production.

     Interest and Other Expenses. Interest and other expenses for the year ended December 31, 1995 increased 228% to $433,000 from $132,000 for the year ended December 31, 1994. The increase was primarily due to higher outstanding borrowings under the Company's credit facility, which were used primarily to terminate a volumetric production payment in August 1995.

     Income Taxes. The Company incurred NOLs for U.S. Federal income tax purposes in 1995 and 1994, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of the Company's oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in the Company's decision to provide a valuation allowance equal to the deferred tax asset. Accordingly, the Company did not recognize any tax benefit in its consolidated statement of operations for the years ended December 31, 1995 and 1994. At December 31, 1995, the Company had an NOL carryforward for U.S. Federal income tax purposes of approximately $13,400,000, which will begin to expire in 2005.

     Extraordinary Loss. The Company incurred an extraordinary loss of $253,000 during 1995 as a result of the refinancing of its credit facility with a new lender.

     Net Loss. Net loss for the year ended December 31, 1995 increased 18% to $1,929,000 from $1,631,000 for the year ended December 31, 1994 as a result of the factors discussed above. The Company paid the 8% dividend totaling $320,000 and $228,000 on its Series B Preferred Stock during 1995 and 1994, respectively, and realized accretion of $40,000 and $30,000, respectively. Net loss attributable to common shareholders for the year ended December 31, 1995 increased 21% to $2,289,000 from $1,889,000 for the year ended December 31, 1994. Excluding Laguna, net loss attributable to common shareholders for the year ended December 31, 1995 decreased 7% to $1,302,000 from $1,393,000 due to a gain on the termination of a volumetric production payment.

HEDGING ACTIVITIES

     The Company uses hedging instruments to manage commodity price risks. The Company has used energy swaps and other financial arrangements to hedge against the effects of fluctuations in the sales prices for oil and natural gas. Gains and losses on such transactions are matched to product sales and charged or credited to oil and gas sales when that product is sold. Management believes that the use of various hedging arrangements can be a prudent means of protecting the Company's financial interests from the volatility of oil and gas prices.

     At December 31, 1996, the Company had natural gas swaps in place covering an aggregate of 90,000 MMBtu per month of 1997 production at fixed prices ranging from $2.54 to $1.50 per MMBtu on an "Inside FERC" basis, and oil swaps in place covering an aggregate of 9,000 Bbls per month of 1997 production at fixed prices ranging from $23.36 to $19.99 on a "NYMEX" basis. For the years ended December 31, 1996, 1995 and 1994, the Company's gains (losses) under its swap agreements were ($490,000), $34,000, and $43,000, respectively. For the period from September 1997 to August 1998, the Company has natural gas swaps in place covering an additional 90,000 MMBtu per month of production at fixed prices ranging from $2.44 to $1.77 per MMBtu on an "Inside FERC" basis. For further information about the Company's energy swaps, see Note 12 to the Consolidated Financial Statements.

LAGUNA

     Laguna completed a financing in Canada in 1996, resulting in net proceeds of $4,339,000. The Company has no obligation or intention to finance Laguna's operations in the future. The Company has engaged a Canadian investment banking firm to explore strategic alternatives relating to the Company's interest in Laguna, which may include a sale of the Company's Laguna stock, a reorganization or merger of Laguna with a third party, or other transaction. No assurance can be given that any such transaction will be arranged, or as to the terms of any arrangement that may be made. In connection with any potential disposition of the Company's interest in Laguna, the Company may incur a loss on the recovery of its investment. Pending the receipt of an offer to purchase Laguna, or the negotiation of the terms of a merger or other transaction, no estimate of whether such a loss will be incurred, or the amount of such loss, if any, can be made.

CHANGE OF INDEPENDENT ACCOUNTANTS

     In July 1997, the Company solicited bids for audit work on its financial statements for the next three years. As a result of that process, the Audit Committee of the Company's Board of Directors selected Arthur Andersen LLP as its independent certified public accounting firm for such period. There were no disagreements with the Company's prior accounting firm, Price Waterhouse LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and Price Waterhouse LLP's reports did not contain any adverse or qualified opinions during such accounting firm's engagement. The Company had no prior business dealings or consultations with Arthur Andersen LLP.

MISCELLANEOUS

     The Company's oil and gas operations are significantly affected by certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"), that are applicable to the oil and gas industry. Current law permits the Company to deduct currently, rather than capitalize, intangible drilling and development costs incurred or borne by it. The Company, as an independent producer, is also entitled to a deduction for percentage depletion with respect to the first 1,000 Bbls per day of domestic crude oil (and/or equivalent units of domestic natural gas) produced (if such percentage depletion exceeds cost depletion). Generally, this deduction is 15% of gross income from an oil and gas property, without reference to the taxpayer's basis in the property. The percentage depletion deduction may not exceed 100% of the taxable income from a given property. Further, percentage depletion is limited in the aggregate to 65% of the Company's taxable income. Any depletion disallowed under the 65% limitation, however, may be carried over indefinitely.

     Inflation has not historically had a material impact on the Company's financial statements, and management does not believe that the Company will be materially more or less sensitive to the effects of inflation than other companies in the oil and gas industry.

     The Company and its operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas and the mining businesses (including operating risks and hazards and the regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas and minerals, uncertainties related to the estimation of reserves of oil and gas and minerals and the value of such reserves, the effects of competition and extensive environmental regulation, the uncertainties related to foreign operations, and many other factors, many of which are necessarily beyond the Company's control. See "Risk Factors."

                            BUSINESS AND PROPERTIES

GENERAL

     Mallon Resources Corporation is engaged in the domestic oil and gas development, exploration and production business. Substantially all of the Company's estimated proved reserves are located in the San Juan and Delaware Basins in New Mexico, where the Company has been active since 1982. The Company has accumulated significant acreage positions in these two basins, where the Company believes its technical and operational experience and its database of information enable it to effectively exploit and develop its properties. Between July 1, 1996 and September 30, 1997, the Company drilled 24 wells and recompleted 13 wells in these two basins, resulting in a 65% increase in the Company's estimated proved reserves from 5,473 MBOE at June 30, 1996 to 9,033 MBOE at September 30, 1997. The Company's average daily production increased 44% from 1,060 BOE for the year ended December 31, 1996, to 1,527 BOE for the three months ended June 30, 1997. The Pre-tax SEC 10 Value of the Company's estimated proved reserves was approximately $37.7 million at September 30, 1997. At such date, on a BOE basis, 85% of the Company's estimated proved reserves were comprised of natural gas. The Company currently has identified in excess of 300 potential drilling and recompletion locations on its acreage in the San Juan and Delaware Basins. The Company intends to drill or recomplete 59 wells in these two basins during 1998.

BUSINESS STRATEGY

     The Company's primary business strategy is to increase its proved oil and gas reserves and its cash flows by means of its drilling and recompletion activities in the San Juan and Delaware Basins. The principal components of this strategy are:

     - Exploration Through Exploitation. The Company's primary operating strategy is to increase its proved reserves through relatively lower-risk activities such as development drilling, recompletions, multi-zone completions and enhanced recovery activities. Numerous potentially productive geologic formations tend to be stacked atop one another in the San Juan and Delaware Basins, allowing the Company to (i) target multiple potential pay zones in most wells, thus reducing drilling risks, and (ii) conduct exploration operations in conjunction with its development drilling. Wells drilled to one horizon offer opportunities to examine up-hole zones or can be drilled to deeper prospective formations for relatively little additional cost. The recent increases in the Company's estimated proved reserves and rates of production are primarily attributable to oil and gas fields discovered or extended by the Company's exploration through exploitation activities.

     - Control of Operations. For the six months ended June 30, 1997, approximately 70% of the Company's production on a BOE basis was produced from properties operated by the Company. The Company believes that this level of operating control, combined with the Company's operating experience in the San Juan and Delaware Basins, allows the Company to better control ongoing operations and costs, field development decisions, and the timing and nature of capital expenditures.

     - Strategic Acquisitions. The Company also makes acquisitions of properties located within its core areas of operations. The Company believes that its knowledge of the San Juan and Delaware Basins allows the Company to effectively identify and evaluate valuable acquisition opportunities. Strategic acquisitions may include increasing the Company's ownership interest in fields where the Company has an existing interest or acquiring additional property interests in the San Juan and Delaware Basins. For example, in January 1997, the Company increased its ownership interest in, and acquired operating control of, the East Blanco Field in the San Juan Basin, an area which has contributed significantly to the recent increase in the Company's estimated proved reserves.

CURRENT OPERATIONS

     In the San Juan Basin, the Company operates in the East Blanco, Gavilan and Otero Fields. Since July 1997, the Company has recompleted five wells in the East Blanco Field establishing what the Company believes is the San Juan Basin's first commercial gas production from the Ojo Alamo Sandstone. Based on these recompletion results and other geologic evaluations, the Company has identified more than 80 Ojo Alamo drilling or recompletion locations on the Company's acreage. The Company plans to drill 31 wells and recomplete six wells in the Ojo Alamo during 1998. The Company also plans to drill one well in Otero Field during 1998. As of September 30, 1997, the Company's estimated proved reserves in the San Juan Basin were 6,186 MBOE or approximately 68% of the Company's total estimated proved reserves.

     The Company operates in several fields in the Delaware Basin, where the Company's late 1996 and 1997 development drilling and exploitation efforts led to new discoveries or field extensions in the White City, South Carlsbad, Quail Ridge and Lea Northeast Fields. The Company has identified approximately 200 drillsites on its acreage to exploit these discoveries and field extensions. The Company plans to drill 21 wells in the Delaware Basin during 1998. As of September 30, 1997, the Company's estimated proved reserves in the Delaware Basin were 2,815 MBOE, or approximately 31% of the Company's total estimated proved reserves.

     The Company owns an approximate 56% interest in Laguna, a gold mining company whose common shares are listed on The Toronto Stock Exchange under the trading symbol "LGC." The Company has engaged a Canadian investment banking firm to explore strategic alternatives relating to the Company's interest in Laguna, which may include a sale of the Company's Laguna stock, a reorganization or merger of Laguna with a third party, or other transaction. No assurance can be given that any such transaction will be arranged, or as to the terms of any arrangement that may be made. The Company has no obligation or intention to finance Laguna's future operations. See "Risk Factors -- Ownership Interest in Laguna."

SELECTED FIELDS AND AREAS OF INTEREST

San Juan Basin, Northwestern New Mexico

     The Company has been active in the San Juan Basin since 1984, where its primary areas of interest are the East Blanco, Gavilan and Otero areas. At September 30, 1997, the Company owned interests in approximately 35,400 gross (23,100 net) acres of oil and gas leases in the San Juan Basin. Wells on these leases produce from a variety of zones in the Ojo Alamo, Pictured Cliffs, Mesaverde, Mancos and Dakota formations.

     East Blanco Area, Rio Arriba County, New Mexico. This area has been under development by the Company since 1986. In a transaction completed in January 1997, the Company increased its ownership interest in this area to an average 80% working interest in a 23,400 acre block and became operator of the acreage. All production in the area has been natural gas. East Blanco wells typically contain reserves in more than one productive zone, primarily in the Pictured Cliffs Sandstone at approximately 4,000 feet and the Ojo Alamo Sandstone at approximately 3,200 feet. The wells also penetrate the Fruitland Coal Formation, at approximately 3,800 feet, which is productive in fields adjacent to East Blanco. During 1997, the Company recompleted five gas producing wells in the Ojo Alamo Sandstone. The Company has identified approximately 100 potential drilling and recompletion locations on its East Blanco acreage. In 1998, the Company plans to drill or recomplete 37 wells in the Ojo Alamo, several of which will be drilled deeper to explore the Pictured Cliffs Sandstone, Fruitland Coal and Mesaverde Group. As of September 30, 1997, the Company's estimated proved reserves in the East Blanco Area were 6,088 MBOE, or approximately 67% of the Company's total estimated proved reserves.

     Gavilan Field, Rio Arriba County, New Mexico. The Company owns and operates seven wells on approximately 1,200 gross (1,150 net) acres in this field, with an average 34% working interest. Current production is primarily natural gas from the Mancos Shale at approximately 6,900 feet and from the Menefee Formation at approximately 5,400 feet. In 1997, the Company re-entered one well and established gas production from the Pictured Cliffs Sandstone.

     Otero Field, Rio Arriba County, New Mexico. The Company owns and operates three wells on approximately 4,500 gross (3,900 net) acres in this field, with an average 90% working interest. The wells produce oil from the Mancos Shale at approximately 4,700 feet. In 1997, the Company drilled and completed an oil well in a 700 feet-thick interval in the Mancos Shale, and plans to drill one well in this field in 1998, which will commingle production from the Pictured Cliffs, Mesaverde, and Mancos.

Delaware Basin, Southeastern New Mexico

     The Delaware Basin has been an area of significant activity for the Company since 1982, when the Company acquired an interest in the Brushy Draw Field. Wells in the Delaware Basin produce from a variety of formations, the principal of which are the Cherry Canyon, Brushy Canyon, Bone Spring Limestone, Strawn and Morrow Formations. These formations each contain multiple potentially productive zones. The Cherry Canyon and Brushy Canyon Formations and the Bone Spring Limestone primarily produce oil at shallow to medium drilling depths, while the deeper Strawn and Morrow generally produce natural gas. The Company's primary properties in the Delaware Basin are in the White City, Black River, South Carlsbad, Lea Northeast, and Quail Ridge Fields. The Company also continues to assess potential in its Shipp, Lovington Northeast and Brushy Draw properties. The Company owns interests in approximately 24,500 gross (19,200 net) acres of oil and gas leases in the Delaware Basin.

     White City, Black River, and South Carlsbad Fields, Eddy County, New Mexico. The Company owns and operates a total of approximately 11,600 gross (4,400 net) acres in these fields, with an average working interest of 34%. These adjacent fields have been the focus of much of the Company's recompletion and development activities since 1993. In 1997, the Company initiated a multiple-well drilling program to evaluate the shallow Cherry Canyon and Brushy Canyon Formations, which contain multiple potential zones between 2,500 and 5,300 feet. During 1997, the Company has drilled seven wells in the program resulting in the discovery of new widespread oil accumulations within the multiple zones in the Cherry Canyon and Brushy Canyon Formations. Evaluation and exploitation of these oil accumulations will proceed in 1998 with the drilling of eight wells. The Company also continues its Morrow exploitation program, which began in 1996. A new Morrow well is currently being drilled to a depth of 11,850 feet. While drilling, this well tested gas from a Wolfcamp zone at 9,430 feet and from the uppermost zone in the Morrow Formation at a depth of 11,120 feet. An additional Morrow well is planned for 1998, which will also explore for the various up-hole zones with oil and gas potential in the Cherry Canyon, Brushy Canyon, Wolfcamp, Canyon, Strawn and Atoka Formations. As of September 30, 1997, the Company's estimated proved reserves in these three fields were 871 MBOE, or approximately 10% of the Company's total estimated proved reserves.

     Lea Northeast Field, Lea County, New Mexico. The Company owns and operates approximately 2,400 gross (1,400 net) acres in this field, with an average working interest of approximately 64%. The Company continues its active drilling program to develop the Cherry Canyon play in this field which was begun in 1994. Additional deeper oil zones were targeted in this program for drilling in 1997, and during 1997 seven wells have been drilled to exploit and explore oil zones in the Cherry Canyon, Brushy Canyon and Bone Spring. This drilling resulted in further extending the productive limits of the Cherry Canyon between 5,700 and 6,000 feet, extending the productive limits of the Bone Spring at 10,150 feet, as well as the discovery of a new Bone Spring oil accumulation at 9,700 feet. This drilling also identified oil potential in a new Brushy Canyon zone at 7,300 feet. For 1998, the Company has planned six wells to continue the exploitation and exploration of these multiple zones throughout the Lea Northeast Field and into adjacent Company acreage. The Company intends to drill additional wells in Lea Northeast during 1997 and has delineated 30 additional drill locations in the field. As of September 30, 1997, the Company's estimated proved reserves in Lea Northeast Field were 644 MBOE or approximately 7% of the Company's total estimated proved reserves.

     Quail Ridge, Lea County, New Mexico. Adjacent to Lea Northeast, the Company controls an approximate 3,200 gross (1,300 net) acre block on which it operates wells producing from the Bone Spring and Morrow. The Quail Ridge Field has primarily produced gas from the Morrow at depths of approximately 13,500 feet. The Company currently has an interest in 11 wells in this area and operates six of them. During 1997, the Company drilled a successful 13,700 foot well to the Morrow on this block, which has extended the productive limits of the Morrow in the Quail Ridge Field. In addition, this well tested oil from the Strawn while drilling at 12,220 feet, and identified multiple potential oil zones in the Cherry Canyon and Brushy Canyon Formations. For 1998, the Company has planned six wells to continue the exploration and exploitation of oil and gas in the Cherry Canyon, Brushy Canyon, Bone Spring, Strawn and Morrow. The Company controls an approximate 36% working interest in this acreage.

     Shipp and Lovington Northeast Fields, Lea County, New Mexico. Shipp and Lovington Fields are comprised of a collection of individual reservoirs, or algal mounds, in a Strawn Formation interval at depths of approximately 11,500 feet. The mounds range in size from 100 to 700 acres. The Company has interests in 33 wells and operates 21 wells in these adjacent fields. During 1996, the Company initiated a low installation cost pilot waterflood project on one of these mounds. The Company will evaluate the success of this secondary recovery project and determine the feasibility of expanding the project to other mounds in the fields. The Company's working interest averages 36% in Lovington Northeast, and 53% in Shipp.

     Brushy Draw Field, Eddy County, New Mexico. The Company's initial drilling and field development here began in 1982. Current production is from the base of the Cherry Canyon Formation, at a depth of approximately 5,000 feet. The Company operates 14 wells with an average working interest of 64%. In 1997, the Company drilled and completed one Cherry Canyon development well in the Brushy Draw Field.

Other Areas

     All of the Company's oil and gas operations are currently conducted on-shore in the United States. In addition to the properties described above, the Company has properties in the states of Colorado, Oklahoma, Wyoming, North Dakota and Alabama. While the Company intends to continue to produce its existing wells in those states, it currently does not expect to engage in any development activities in those areas.

ACREAGE

     The majority of the Company's producing oil and gas properties are located on leased land held by the Company for as long as production is maintained. The Company believes it has satisfactory title to its oil and gas properties based on standards prevalent in the oil and gas industry, subject to exceptions that do not detract materially from the value of the properties. The following table summarizes the Company's oil and gas acreage holdings as of September 30, 1997.

                                                              DEVELOPED            UNDEVELOPED
                                                           ----------------      ----------------
                          AREA                             GROSS      NET        GROSS      NET
                          ----                             ------    ------      ------    ------
San Juan Basin...........................................  10,948     4,623      24,452    18,477
Delaware Basin...........................................  23,002    18,975       1,560       312
Other....................................................  10,225     3,953       2,931        50
                                                           ------    ------      ------    ------
         Total...........................................  44,175    27,551      28,943    18,839
                                                           ======    ======      ======    ======

     Much of the Delaware Basin developed acreage relates to deeper natural gas zones as to which larger spacing rules apply. Most of this developed acreage is undeveloped as to shallower zones.

PROVED RESERVES

     The following table sets forth summary information concerning the Company's estimated proved oil and gas reserves as of June 30, 1996 and December 31, 1996, based upon reports prepared by GeoQuest and September 30, 1997, based upon a report prepared by Ryder Scott. All calculations have been made in accordance with the rules and regulations of the Commission and give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. See "Risk
Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

                                              JUNE 30, 1996    DECEMBER 31, 1996(1)    SEPTEMBER 30, 1997
                                              -------------    --------------------    ------------------
PROVED RESERVES:
Oil (MBbl)..................................       1,937               1,707                  1,338
Natural gas (MMcf)..........................      21,213              28,388                 46,171
Total (MBOE)................................       5,473               6,439                  9,033
PROVED DEVELOPED RESERVES:
Oil (MBbl)..................................       1,272               1,225                  1,007
Natural gas (MMcf)..........................      16,074              20,521                 25,013
Total (MBOE)................................       3,951               4,645                  5,176
PRE-TAX SEC 10 VALUE (in thousands).........     $23,784             $49,957                $37,689

---------------

(1) Includes reserves attributable to an acquisition that was consummated on January 1, 1997.

DRILLING ACTIVITY

     The following table sets forth, for each of the last three years and for the nine months ended September 30, 1997, the development drilling activities conducted by the Company:

                                                                    WELLS
                                             ----------------------------------------------------
                                                   GROSS WELLS                  NET WELLS
                                             ------------------------   -------------------------
                                             PRODUCTIVE   DRY   TOTAL   PRODUCTIVE   DRY    TOTAL
                                             ----------   ---   -----   ----------   ----   -----
1994.......................................       4        0      4        1.75         0    1.75
1995(1)....................................       8        1      9        4.94      0.68    5.62
1996.......................................       4        1      5        2.69      0.34    3.03
Nine months ended September 30, 1997(2)....      17        4     21       10.36      1.20   11.56

---------------

(1) Includes one gross (0.3 net) productive exploratory well.
(2) Includes one gross (.025 net) dry exploratory well.

PRODUCTIVE WELLS

     The following table summarizes the Company's gross and net interests in productive wells at September 30, 1997. Net interests represented in the table are net "working interests" which bear the cost of operations.

                                                     GROSS WELLS                   NET WELLS
                                              -------------------------   ---------------------------
                                              OIL   NATURAL GAS   TOTAL    OIL    NATURAL GAS   TOTAL
                                              ---   -----------   -----   -----   -----------   -----
San Juan Basin..............................    4        37         41     3.15      27.96      31.10
Delaware Basin..............................  114        65        179    44.64      14.56      59.21
Other.......................................   15         8         23     1.60       0.64       2.24
         Total..............................  133       110        243    49.39      43.16      92.55

     In addition, the Company owns interests in four waterflood units in the Delaware Basin, which contain a total of 544 gross wells (8.5 net wells), and four gross (2.1 net) salt water disposal wells.

PRODUCTION AND SALES

     The following table sets forth information concerning the Company's total oil and gas production and sales for each of the last three fiscal years and for the six months ended June 30, 1996 and 1997.

                                                                                       SIX MONTHS
                                                                 YEAR ENDED               ENDED
                                                                DECEMBER 31,            JUNE 30,
                                                          ------------------------   ---------------
                                                           1994     1995     1996     1996     1997
                                                          ------   ------   ------   ------   ------
NET PRODUCTION:
Oil (MBbl)(1)...........................................     146      173      174       91       81
Natural gas (MMcf)(1)...................................   1,648    1,238    1,286      700      978
Total (MBOE)............................................     421      379      388      208      244
AVERAGE SALES PRICE REALIZED(2):
Oil (per Bbl)...........................................  $14.81   $16.45   $18.05   $16.98   $20.81
Natural gas (per Mcf)...................................  $ 1.50   $ 1.58   $ 2.11   $ 1.84   $ 2.17
Per BOE.................................................  $11.00   $12.66   $15.09   $13.63   $15.62
AVERAGE COST (PER BOE):
Production tax and marketing expense....................  $ 1.29   $ 1.54   $ 1.84   $ 1.55   $ 1.88
Lease operating expense.................................  $ 3.52   $ 3.39   $ 3.96   $ 3.13   $ 3.53
Depletion...............................................  $ 5.53   $ 5.70   $ 4.96   $ 5.22   $ 4.22

---------------

(1) Includes 48 MBbl and 961 MMcf and 26 MBbl and 692 MMcf in 1994 and 1995, respectively, delivered pursuant to the terms of a volumetric production payment agreement.

(2) Includes effects of hedging. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging Activities."

MARKETING

     The Company's oil and liquids are generally sold on the open market to unaffiliated purchasers, generally pursuant to purchase contracts that are cancelable on 30 days' notice. The price paid for this production is generally an established or posted price that is offered to all producers in the field, plus any applicable differentials. Natural gas is generally sold on the spot market or pursuant to short-term contracts. Prices paid for crude oil and natural gas fluctuate substantially. Because future prices are difficult to predict, the Company hedges a portion of its oil and gas sales to protect against market downturns. The nature of hedging transactions is such that producers forego the benefit of some price increases that may occur after the hedging arrangement is in place. The Company nevertheless believes that hedging is prudent in certain circumstances in order to minimize the risk of falling prices.

COMPETITION

     The oil and natural gas industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and oil and gas reserves. The Company's competitive position depends on its geological, geophysical and engineering expertise, its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. The Company competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil and natural gas reserves, but also carry on refining operations, generate electricity and market refined products. The Company also competes with major and independent oil and gas companies in the marketing and sale of oil and gas to transporters, distributors and end users. There is also competition between the oil and natural gas industry and other industries supplying energy and fuel to industrial, commercial and individual consumers. The Company also competes with other oil and natural gas companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time. Finally, companies not previously investing in oil and natural gas may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for the Company. The Company's business is affected not only by such competition, but also by general economic developments, governmental regulations and other factors that affect its ability to market its oil and natural gas production. The prices of oil and natural gas realized by the Company are both highly volatile and generally dependent on world supply and demand. Declines in crude oil prices or natural gas prices adversely impact the Company's activities. The Company's financial position and resources may also adversely affect the Company's competitive position. Lack of available funds or financing alternatives will prevent the Company from executing its operating strategy and from deriving the expected benefits therefrom. For further information concerning the Company's financial position, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATION

     State Regulation. The Company's operations are subject to regulation at the state level. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the size of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. These regulatory burdens may affect profitability, and the Company is unable to predict the future cost or impact of complying with such regulations.

     Federal Regulation. Various aspects of the Company's oil and natural gas operations are regulated by administrative agencies of the Federal government. The Federal Energy Regulatory Commission ("FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). In the past, the Federal government has regulated the prices at which oil and gas could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and nonprice controls affecting producer wellhead sales of natural gas effective January 1, 1993.

     Commencing in April 1992, the FERC issued Order No. 636, and its progeny, which require interstate pipelines to provide transportation separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Although Order No. 636 does not directly regulate the Company's activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. Numerous parties have filed petitions for review of Order No. 636, as well as orders in individual pipeline restructuring proceedings. In July 1996, Order No. 636 was generally upheld on appeal. It is difficult to predict when all appeals of Order No. 636 will be completed or their impact on the Company.

     The FERC has recently announced several important transportation-related policy statements and proposed rule changes, including the appropriate manner in which interstate pipelines release capacity under Order No. 636 and, more recently, the price which shippers can charge for their release capacity. In 1995, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. In January 1996, the FERC issued a policy statement and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. In February 1997, the FERC announced a broad inquiry into issues facing the natural gas industry to assist the FERC in establishing regulatory goals and priorities in the post-Order No. 636 environment. While any resulting FERC action regarding these matters would affect the Company only indirectly, the FERC's current rules and policy statements may have the effect of enhancing competition in natural gas markets. The Company cannot predict what action the FERC will take on these matters, however, the Company does not believe that it will be treated materially differently than other natural gas producers and marketers with which it competes.

     Commencing in October 1993, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995.

     Substantially all of the Company's operations are located on oil and gas leases, which are administered by the United States Department of the Interior Minerals Management Service ("MMS"). Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations. The MMS is conducting an inquiry into certain contract agreements from which producers on MMS leases have received settlement proceeds that the MMS contends are royalty-bearing and the extent to which producers have paid the appropriate royalties on those proceeds. The Company believes that this inquiry will not have a material impact on its financial condition, liquidity or results of operations.

     The MMS has issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. This proposed rule would modify the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on posted oil prices and assign a value to crude oil that better reflects its market value, establish a new MMS form for collecting differential data, and amend the valuation procedure for the sale of federal royalty oil. The Company cannot predict what action the MMS will take on this matter, nor can it predict how the Company will be affected by any change to this regulation.

     In April 1997, after two years of study, the MMS withdrew proposed changes to the way it values natural gas for royalty payments. These proposed changes would have established an alternative market-based method to calculate royalties on certain natural gas sold to affiliates or pursuant to non-arm's length sales contracts. Informal discussions among the MMS and industry officials are continuing, although it is uncertain whether, and what changes may be proposed regarding natural gas royalty valuation. In addition, the MMS has recently approved its intention to issue a proposed rule that would require all but the smallest producers to be capable of reporting production information electronically by the end of 1998.

     Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company or its subsidiaries. No material portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Federal government.

OPERATING HAZARDS AND ENVIRONMENTAL MATTERS

     The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension or curtailment of operations.

     The Company's operations relating to the exploration, development and production of oil and natural gas are subject to extensive federal, state and local laws governing the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial civil and criminal penalties for failure to comply. These laws, rules, and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities, and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, frontier and other protected areas, require some form of remedial action to prevent pollution from former operations, such as pit cleanups and plugging abandoned wells, and impose substantial liabilities for pollution resulting from the Company's operations. In addition, these laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist. The regulatory burden on the oil and natural gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company and compliance with the underlying environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of the Company. While the Company believes that it is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company, changes in environmental law have the potential to adversely affect the Company's operations.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of "hazardous substances" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment. Furthermore, although petroleum, including crude oil and natural gas is exempt from CERCLA, at least two separate courts have ruled that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA and thus the Company could become subject to the burdensome cleanup and liability standards established under the federal Superfund program if significant concentrations of such wastes were determined to be present at the Company's properties or to have been produced as a result of the Company's operations.

     The Company generates wastes that may be subject to the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, it is possible that certain wastes generated by the Company's oil and natural gas operations that are currently exempt from management as hazardous wastes may in the future be designated as "hazard wastes" under RCRA or other applicable statutes and therefore be subject to more rigorous and costly operating, disposal and cleanup requirements.

     The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including waste disposed of or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators) or to perform remedial plugging operations to prevent future contamination.

     Although the Company maintains insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future or that such insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on the Company's financial condition and operations.

CORPORATE OFFICES; EMPLOYEES

     The Company's principal office is located at 999 18th Street, Suite 1700, Denver, Colorado 80202. The Company's phone number is (303) 293-2333. The Company employs 19 full time employees and one part time employee at this office. The Company maintains an oil field operations office in Carlsbad, New Mexico, where it employs nine individuals.

LAGUNA

     The Company owns an approximate 56% interest in Laguna, a gold mining company whose common shares are listed on The Toronto Stock Exchange under the trading symbol "LGC." The Company has engaged a Canadian investment banking firm to explore strategic alternatives relating to the Company's interest in Laguna, which may include a sale of the Company's Laguna stock, a reorganization or merger of Laguna with a third party, or other transaction. No assurance can be given that any such transaction will be arranged, or as to the terms of any arrangement that may be made. In connection with any potential disposition of the Company's interest in Laguna, the Company may incur a loss on the recovery of its investment. Pending the receipt of an offer to purchase Laguna, or the negotiation of the terms of a merger or other transaction, no estimate of whether such a loss will be incurred, or the amount of such loss, if any, can be made. The Company has no obligation or intention to finance Laguna's future operations. See "Risk Factors."

                                   MANAGEMENT

     The following are the members of the Company's Board of Directors and the Company's executive officers:

             NAME               AGE                             TITLE(S)
             ----               ---                             --------
George O. Mallon, Jr..........  53    Director, Chairman of the Board and President of the
                                      Company; Chairman of Mallon Oil and Director of Laguna
Kevin M. Fitzgerald...........  42    Director and Executive Vice President of the Company;
                                      President of Mallon Oil
Roy K. Ross...................  46    Director, Executive Vice President, Secretary and General
                                      Counsel of the Company, Mallon Oil and Laguna
Frank Douglass................  64    Director
Roger R. Mitchell.............  65    Director
Francis J. Reinhardt, Jr......  66    Director
Alfonso R. Lopez..............  48    Vice President-Finance and Treasurer

     The directors serve until the next annual meeting of shareholders. Following are brief descriptions of the business experience of the Company's directors and executive officers:

     George O. Mallon, Jr. has been the President and Chairman of the Board of the Company since December 1988. He formed Mallon Oil in 1979, and served as its President until December 1988, when he became that company's Chairman of the Board. Mr. Mallon was a co-founder of Laguna in 1980, and served as its President until April 1986. He is now a director of Laguna. Mr. Mallon earned a B.S. degree in Business from the University of Alabama in 1965, and an M.B.A. degree from the University of Colorado in 1977.

     Kevin M. Fitzgerald has been Executive Vice President of the Company since June 1990. He joined Mallon Oil in 1983 as Petroleum Engineer and served as Vice President of Engineering from 1987 through December 1988, when he became President of that company. Mr. Fitzgerald was Vice President, Oil and Gas Operations for the Company from 1988 through October 1990, when he was named Executive Vice President. Mr. Fitzgerald is also a director of Mallon Oil. Mr. Fitzgerald earned a B.S. degree in Petroleum Engineering from the University of Oklahoma in 1978.

     Roy K. Ross has been Executive Vice President and General Counsel of the Company since 1992. He was named Secretary of the Company in 1997. From June 1976 through September 1992, Mr. Ross was an attorney in private practice with the Denver-based law firm of Holme Roberts & Owen. Mr. Ross is also Executive Vice President, Secretary, General Counsel and a director of Mallon Oil and Laguna. He earned his B.A. degree in Economics from Michigan State University in 1973, and his J.D. degree from Brigham Young University in 1976.

     Frank Douglass has been a director of the Company since 1988. He is a Senior Partner in the Texas law firm of Scott, Douglass & McConnico, LLP, where he has been a partner since 1976. Mr. Douglass earned a B.B.A. degree from Southwestern University in 1953 and a L.L.B. degree from the University of Texas School of Law in 1958.

     Roger R. Mitchell has been a director of the Company since 1990. He joined the Company in January 1989 as a Vice President with responsibility for investor relations, broker-dealer liaison, and special marketing projects. He was President of Mallon Securities Corporation, a limited broker-dealer firm wholly owned by Mallon Oil, from 1982 until that firm was dissolved in October 1990. In August 1991, Mr. Mitchell left the employment of the Company to start First Federated Telepartners, a private telecommunications business headquartered in Chicago. In December 1992, Mr. Mitchell sold his interest in First Federated Telepartners, and retired, although he continues to provide consulting services to various businesses on a part-time basis. He earned a B.S. degree in Business from Indiana University in 1954 and an M.B.A. degree from Indiana University in 1956.

     Francis J. Reinhardt, Jr. has been a director of the Company since 1994. He is with the New York investment banking firm of Carl H. Pforzheimer & Co., where he has been a partner since 1966. He is a member and past president of the National Association of Petroleum Investment Analysts. Mr. Reinhardt is also a director of The Exploration Company of Louisiana, a public company engaged in the oil and gas business. Mr. Reinhardt holds a B.S. degree from Seton Hall University, and an M.B.A. from New York University.

     Alfonso R. Lopez joined the Company in July 1996 as Vice President-Finance and Treasurer. He was Vice President-Finance for Consolidated Oil & Gas, Inc. (now Hugoton Energy Corporation) from 1993 to 1995. Mr. Lopez was a consultant from 1991 to 1992. From 1981 to 1990, he was Controller for Decalta International Corporation, a Denver-based exploration and production company. He served as Controller for Western Crude Oil, Inc. (now Texaco Trading and Transportation, Inc.) from 1978 to 1981. Mr. Lopez is a certified public accountant and was with Arthur Young & Company (now Ernst & Young) from 1970 to 1978. Mr. Lopez earned his B.A. degree in Accounting and Business Administration from Adams State College in Colorado in 1970.

KEY EMPLOYEES

     The following is information concerning certain of the Company's employees who are instrumental to the Company's success:

     Ray E. Jones is Vice President-Engineering of Mallon Oil. Before joining the Company in January 1994, Mr. Jones spent eight years with Jerry R. Bergeson & Associates (now GeoQuest), an independent consulting firm, where he did reservoir engineering, field studies and reserve evaluations, and taught industry courses in basic reservoir engineering, reservoir simulation and well testing. Mr. Jones graduated from Colorado School of Mines in 1979, and is a registered professional engineer.

     Randy Stalcup has been the Vice President-Land of Mallon Oil since April 1995. Prior to joining the Company in April 1994, Mr. Stalcup was employed by Beard Oil Company for 13 years, where he was the Acquisition and Unitization Manager from 1989. Mr. Stalcup, a Certified Professional Landman, earned his B.B.A. degree in Petroleum Land Management from the University of Oklahoma in 1979.

     Wendell A. Bond has been Vice President-Geology of Mallon Oil since December 1996. Prior to joining the Company on a full time basis, Mr. Bond was an independent geological consultant to the Company since July 1994. Mr. Bond has 24 years of experience in the petroleum industry, both domestically and internationally. Prior to joining the Company, he was president of Wendell A. Bond, Inc., a company specializing in petroleum geological consulting services that he formed in 1988. Prior to 1988, Mr. Bond had been employed in a variety of positions for several independent and major oil and gas companies, including Project Geologist for Webb Resources, District Geologist for Sohio Petroleum and Chief Geologist for Samuel Gary Jr. & Associates. Mr. Bond earned his B.S. degree in geology from Capital University, Columbus, Ohio, and his M.S. degree in geology from the University of Colorado.

     Donald M. Erickson, Jr. has been Vice President-Operations of Mallon Oil since February 1997. Mr. Erickson has more than 21 years of experience in oil field operations. Prior to joining the Company, he was Operations Manager for Presidio Exploration, Inc. (which was merged into Tom Brown Inc.) from December 1988. Mr. Erickson earned a Heating and Cooling Technical Degree from Central Technical Community College in Hastings Nebraska in 1975, and has studied Mechanical Engineering at the University of Denver.

     Duane C. Winkler is Production Superintendent of Mallon Oil, working out of the Carlsbad, New Mexico office. Before joining the Company in October 1993, he was employed by Natural Gas Processing as Production Superintendent from 1986 to 1993. Mr. Winkler, who has 25 years of experience in drilling, completion and production operations, completed his Associates of Engineering Certificate from Central Wyoming College in 1996.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information concerning the beneficial
ownership of the Common Stock as of October   , 1997, by (i) the Company's chief
executive officer; (ii) each of the Company's directors; (iii) each shareholder known by the Company to own of record or beneficially more than 5% of the Company's outstanding Common Stock; and (iv) all directors and executive officers as a group.

                                                                              PERCENT OWNED
                                                                           --------------------
                                                            NUMBER OF       BEFORE      AFTER
         NAME AND ADDRESS OF BENEFICIAL OWNER(1)             SHARES        OFFERING    OFFERING
         ---------------------------------------            ---------      --------    --------
George O. Mallon, Jr......................................   309,349(2)       6.6%       4.4%
Kevin M. Fitzgerald.......................................    74,778(3)       1.6        1.1%
Roy K. Ross...............................................    27,876(4)          *          *
Frank Douglass............................................    18,361(5)          *          *
Roger R. Mitchell.........................................    49,348(6)       1.0%          *
Francis J. Reinhardt, Jr..................................    42,442(7)          *          *
Cambridge Investments Limited.............................   470,800(8)      10.0%       6.7%
All officers and directors as a group (7 persons).........   525,154(9)      10.9%       7.4%

---------------

 *  Less than 1%

(1) The address of Messrs. Mallon, Fitzgerald and Ross is 999 18th Street, Suite 1700, Denver, Colorado 80202. The address of Mr. Mitchell is 5436 Lake Edge Drive, Holly Spring, North Carolina 27540. The address of Mr. Douglass is 4350 Beltway Drive, Dallas, Texas 75244-3110. The address of Mr. Reinhardt is 650 Madison Avenue, 23rd Floor, New York, New York 10022. The address of Cambridge Investments Limited is 600 Montgomery Street, 27th Floor, San Francisco, California 94111.

(2) Includes 2,166 shares owned by Mr. Mallon's wife. Includes 7,278 shares that may be acquired upon the exercise of vested stock options. Does not include 142,000 shares covered by stock options that have not vested.

(3) Includes 56,028 shares that may be acquired upon the exercise of vested stock option. Does not include 88,500 shares covered by stock options that have not vested.

(4) Includes 21,137 shares that may be acquired upon the exercise of vested stock options. Does not include 58,500 shares covered by stock options that have not vested.

(5) Includes 10,000 shares that may be acquired upon the exercise of vested stock options.

(6) Includes 12,000 shares that may be acquired upon the exercise of vested stock options.

(7) Includes 8,000 shares that may be acquired upon the exercise of vested stock options.

(8) Based on the most recent Schedule 13D on file with the Commission.

(9) Includes 2,166 shares owned by Mr. Mallon's wife. Includes 107,943 shares that may be acquired upon the exercise of vested stock options. Does not include 301,000 shares covered by stock options that have not vested.

                       TRANSACTIONS WITH RELATED PARTIES

     The Company serves as operator of certain oil and gas properties in which some of the officers and directors of the Company have working interests. Such individuals pay their pro-rata share of all costs relating to the properties, on the same basis as other unaffiliated interest owners.

     During the year ended December 31, 1996, the Company paid $191,000 of consulting and other fees to the investment banking firm of Carl H. Pforzheimer & Co., of which Mr. Reinhardt is a partner.

               DESCRIPTION OF CAPITAL STOCK AND OTHER SECURITIES

GENERAL

     The Company's Articles of Incorporation (the "Articles") authorize the Company to issue 25,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. The shares of the Company's preferred stock are issuable from time to time in one or more series and with such designations, powers, preferences and rights, and qualifications, limitations or restrictions thereof, as may be determined by the Board, consistent with the Articles and with the laws of the State of Colorado. Unless otherwise indicated, all Common Stock amounts have been adjusted to give effect to a four to one reverse stock split that occurred on September 9, 1996.

COMMON STOCK

     The Company had 4,695,264 shares of Common Stock outstanding prior to this Offering, which were held by approximately 650 shareholders of record. Each share of Common Stock entitles the shareholder to one vote. Holders of Common Stock are not entitled to cumulative voting in the election of directors and have no preemptive or subscription rights. Subject to the rights of holders of any outstanding shares of Preferred Stock, shares of Common Stock are entitled to share equally in dividends paid from the funds legally available for the payment thereof, when, as and if declared by the Board. Subject to the rights of holders of any outstanding shares of Preferred Stock, holders of Common Stock are also entitled to share ratably in the assets of the Company available for distribution to holders of Common Stock upon liquidation or dissolution of the Company, whether voluntary or involuntary. The Common Stock is listed on the Nasdaq National Market under the symbol "MLRC." The Company's transfer agent is Securities Transfer Corporation, Dallas, Texas.

OPTIONS

     At October 15, 1997, options to purchase an aggregate of 564,026 shares of the Common Stock were issued and outstanding. These options were issued under the Company's 1988 and 1997 Equity Participation Plans to various of the Company's employees, directors, and to various consultants.

WARRANTS

     Warrants to purchase an aggregate of 76,594 shares of the Common Stock at an adjusted exercise price of $8.16 per share are issued and outstanding. These warrants were issued to the holders of Laguna's Series A Preferred Stock in connection with the private placement of that stock. The warrants expire June 30, 2000.

     In August 1995, the Company issued warrants to purchase an aggregate of 30,671 shares of the Common Stock at an exercise price of $8.15 per share to an affiliate of Midland Bank plc, New York Branch, as an "equity kicker" in connection with the establishment of a now terminated line of credit with that bank. The warrants expire on August 24, 2000.

     In October 1996, the Company issued warrants to purchase 160,000 shares of Common Stock in connection with a stock offering, with an exercise price of $7.80 per share. The warrants expire on October 16, 1999.

PREFERRED STOCK

     The Board is authorized under the Articles to issue up to 10,000,000 shares of Preferred Stock from time to time in one or more series and to fix (without shareholder action) the voting rights and other special rights, including, without limitation, the conversion rights, rights and terms of redemption (including sinking fund provisions), and dividend and liquidation rights of each series.

     Shareholders will not have any preemptive rights with respect to any of the authorized but unissued shares of Common Stock and Preferred Stock. Issuance of shares of Preferred Stock could impact the voting rights of the holders of Common Stock by creating a series of shares with disproportionately higher voting rights and by the creation of class or series voting rights on particular matters. The issuance of shares of

Preferred Stock with conversion rights or which are redeemable for shares of Common Stock could increase the potential number of shares of Common Stock outstanding. It is probable that when shares of Preferred Stock are issued they will have rights prior to the Common Stock as to dividends and as to the distribution of assets in the event of liquidation. In addition, the Board may provide that the holders of any series of Preferred Stock will be entitled, in addition to their preferential rights, to participate with the holders of Common Stock in dividends and in distributions in liquidation. The authorized shares of preferred stock are available for issuance at such times and for such purposes as the Board may deem advisable, without further action by the shareholders. The Board, without shareholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any additional shares of Preferred Stock.

SERIES B MANDATORILY REDEEMABLE PREFERRED STOCK

     In April 1994, the Company sold 400,000 shares of its Series B Preferred Stock to several institutional investors in private transactions for an aggregate of $4 million. The Series B Preferred Stock is convertible to Common Stock at any time at the option of the holder. In April 1997, a total of 264,800 shares of the Series B Preferred Stock were either redeemed or converted into shares of Common Stock. The conversion price, as adjusted to reflect this Offering, is currently $11.18, which means a total of 120,930 shares of Common Stock are issuable upon the conversion of the outstanding shares of Series B Preferred Stock. The Series B Preferred Stock is convertible to Common Stock automatically if the Common Stock trades at a price in excess of 140% of the conversion price (meaning the target price is currently $15.65 per share) for each day in a period of 10 consecutive trading days. The Series B Preferred Stock provides for a preferential 8% dividend, payable quarterly. The Series B Preferred Stock has a preference on liquidation of $1,352,000 (the face value outstanding after April 1997). The Series B Preferred Stock is redeemable at the Company's election, at any time. The optional redemption price is $10.00 per preferred share (the original purchase price), plus a decreasing early redemption premium if it is redeemed before April 1, 2001. Starting April 1, 1997, 20% of the Series B Preferred Stock must be redeemed each year. No early redemption premium is payable in connection with such mandatory redemptions. After the April 1997 transactions, the Company has no further obligation to redeem any shares until April 2000. Except as otherwise required by law, holders of Series B Preferred Stock have no voting rights, except upon default. In the event of a default, holders of the Series B Preferred Stock have the right to elect two additional directors to the Company's Board during the duration of the default.

CERTAIN VOTING REQUIREMENTS

     The Articles require a super-majority vote of the Company's shareholders to approve certain business combinations or other significant corporate transactions involving the Company and a substantial shareholder of the Company. The Articles require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote to approve a merger, consolidation or dissolution of the Company or a disposition of all or substantially all of the Company's assets, under ordinary circumstances. The Articles raise the required affirmative vote to 80% of the total number of votes entitled to be cast to approve these and other significant corporate transactions ("Business Combinations") if a "9% Shareholder" (as defined) is a party to the transaction or its percentage equity interest in the Company or any subsidiary of the Company will be increased by the transaction. A majority of the whole Board may, in all such cases, determine not to require such 80% affirmative vote, but only if 80% of the "Continuing Directors" (as defined) so determine. The required 80% approval of any such business combination must include at least a majority of all votes entitled to be cast with respect to voting shares not beneficially owned by any 9% Shareholder.

     A "9% Shareholder" generally is defined as the "beneficial owner" as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act") of 9% or more of the outstanding shares of Company stock entitled to vote generally in the election of directors ("voting shares"). A Business Combination includes: a merger or consolidation involving the Company or any of its subsidiaries (as defined) and a 9% Shareholder; a sale, lease or other disposition of a substantial part of the assets of the Company or any of its subsidiaries (that is, assets constituting in excess of 10% of the book value of the total consolidated assets of the Company) to a 9% Shareholder; an issuance of equity securities of the Company or any of its subsidiaries to a 9% Shareholder for consideration aggregating $5 million or more; liquidation or dissolution of the Company (if as of the record date for the determination of shareholders entitled to vote with respect thereto any person is a 9% Shareholder); and a reclassification or recapitalization of securities (including any reverse stock split) of the Company or any of its subsidiaries or a reorganization, in any case having the effect, directly or indirectly, of increasing the percentage interest of a 9% Shareholder in any class of equity securities of the Company or such subsidiary.

     A "continuing director" is defined as one designated in the original Articles or one designated as a continuing director (prior to his initial election or appointment) by a majority of the whole board of directors, but only if a majority of the whole board shall then consist of continuing directors, or, if a majority of the whole board does not then consist of continuing directors, by a majority of the then continuing directors. Each of the directors identified in this Prospectus is a continuing director.

     These provisions are intended to provide safeguards to the Company's public shareholders in the event another entity first gains working control of the Company and then wishes to accomplish a combination of the two businesses, or otherwise eliminate the holdings of the public.

     Accordingly, these provisions are intended to provide some assurance that adequate time and needed information will be available to the public shareholders and the Board in order that a considered judgment may be made with respect to a business combination, taking into account such matters as the proposed price and form of consideration, the tax implications to public shareholders and the impact of the business combination upon the employees of the Company. This result is intended to be accomplished by encouraging another entity that is interested in a business combination with or acquisition of the Company to negotiate the terms of the business combination or acquisition in advance of its acquisition of a substantial number of shares of the Company.

     Under those circumstances in which the provisions would apply, a minority of the Company's shareholders may prevent the consummation of a transaction favored by a majority of shareholders. As a practical matter, the requirement of an 80% vote may also mean that the type of business combination to which these provisions are addressed might not be accomplished by the controlling entity while there remains any widely dispersed public market in the Company's voting shares. Because the affirmative vote of at least 80% of the total votes entitled to be cast (rather than the votes actually cast at a meeting) would be required, the failure of shareholders to vote also could result in the defeat of a proposed transaction. These provisions could operate to the disadvantage of present management by restricting its flexibility in the conduct of corporate affairs.

     These provisions may not be amended, altered, changed or repealed without the affirmative vote of 80% or more of the votes entitled to be cast by all holders of voting shares (which 80% vote must include the affirmative vote of a majority of the votes entitled to be cast by all holders of voting shares not beneficially owned by any 9% Shareholder). This vote requirement will not apply to any amendment, alteration, change or repeal recommended to the shareholders by 75% of the whole Board, provided that a majority of the members of the Board acting upon such matter are continuing directors. Under such circumstances, an amendment, alternation, change or repeal may be approved by a simple majority of the votes entitled to be cast.

SHAREHOLDER RIGHTS PLAN

     On April 22, 1997, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock to shareholders of record at the close of business on April 25, 1997. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a Purchase Price of $40.00 per share, subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Plan (the "Rights Plan") between the Company and Securities Transfer Corporation as Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 22, 2001, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     If any person becomes an Acquiring Person other than pursuant to a Qualifying Offer (as defined below), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable in any event until such time as the Rights are no longer redeemable by the Company as set forth below.

     A "Qualifying Offer" means a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the Continuing Directors (as defined below) who are not officers or employees of the Company and who are not related (as specified in the Rights Plan) to the Person making such offer, after receiving advice from one or more investment banking firms, to be fair to and in the best interests of the Company and its shareholders.

     If at any time following the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction in which the Common Stock is changed or exchanged or in which the Company is not the surviving corporation (other than a merger that follows a Qualifying Offer and satisfies certain other requirements), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that have been previously voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the third preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Plan, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights or at such other time as may be specified by the Board when it orders redemption, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Directors" for purposes of the Rights Plan means any member of the Board of Directors of the Company who was a member of the Board prior to the Stock Acquisition Date, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Plan may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the Rights Plan may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Plan; provided, however, that no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

                                  UNDERWRITING

     The Underwriters named below, for whom ABN AMRO Chicago Corporation and Gaines, Berland Inc. are acting as Representatives (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names:

                                                              NUMBER OF SHARES
                        UNDERWRITER                           OF COMMON STOCK
                        -----------                           ----------------
ABN AMRO Chicago Corporation................................
Gaines, Berland Inc.........................................

                                                                 ---------
         Total..............................................     2,300,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

     The Underwriters, through the Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus, that the Underwriters may
allow to selected dealers a concession of $          per share, and that such
dealers may reallow a concession of $          per share to certain other
dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is included for quotation on the Nasdaq National Market under the symbol "MLRC."

     The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 345,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the 2,300,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Company and the officers and directors of the Company have agreed that they will not sell or dispose of any shares of Common Stock of the Company for a period of 90 days after the later of the date on which the Registration Statement is declared effective by the Commission or the first date on which the shares are bona fide offered to the public, without the prior written consent of the Representatives.

     The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act of 1933, as amended (the "Securities Act") or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed on for the Company by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters in connection with the sale of such securities will be passed on for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. In July 1997, the Company solicited bids for audit work on its financial statements for the next three years. As a result of that process, the Audit Committee of the Company's Board of Directors selected Arthur Andersen LLP as its independent accountants for such period. There were no disagreements with Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and Price Waterhouse LLP's reports did not contain any adverse or qualified opinions during such accounting firm's engagement. The Company had no prior business dealings or consultations with Arthur Andersen LLP.

     Information set forth in this Prospectus relating to the Company's estimated proved oil and gas reserves at June 30, 1996 and December 31, 1996, the related calculations of future net production revenues and net present value thereof have been derived from independent petroleum engineering reports prepared by GeoQuest Reservoir Technologies, Inc., independent petroleum engineers, and is included herein in reliance on such firm as an expert in preparing such information.

     Information set forth in this Prospectus relating to the Company's estimated proved oil and gas reserves at September 30, 1997, the related calculations of future net production revenues and net present value thereof have been derived from an independent petroleum engineering report prepared by Ryder Scott Company Petroleum Engineers, independent petroleum engineers, and is included herein in reliance on such firm as an expert in preparing such information. A summary of the Ryder Scott Report is included herein as Annex A.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement," which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy and information statements and other information filed with the Commission. The Registration Statement filed by the Company with the Commission, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, are available at the web site that the Commission maintains at http:www.sec.gov. and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus are (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1997 and (iii) the Company's Current Reports on Form 8-K dated January 15, February 27, March 18, April 22, May 6, May 15, June 25, August 11, August 14, August 28, September 9, and October 15, 1997, filed previously with the Commission pursuant to Section 13 of the Exchange Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Roy
K. Ross, Secretary, Mallon Resources Corporation, 999 18th Street, Suite 1700, Denver, Colorado 80202 (telephone: (303) 293-2333).

                               GLOSSARY OF TERMS

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf. Billion cubic feet.

BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Development location. A location on which a development well can be drilled.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

Dry hole. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Estimated future net revenues. Revenues from production of oil and gas, net of all production-related taxes, lease operating expenses and capital costs.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres. An acre in which a working interest is owned.

Gross well. A well in which a working interest is owned.

MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

MBOE. One thousand barrels of oil equivalent.

Mcf. One thousand cubic feet.

MMBbl. One million barrels of crude oil or other liquid hydrocarbons.

MMBOE. One million barrels of oil equivalent.

MMBtu. One million Btus.

MMcf. One million cubic feet.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

Pre-tax SEC 10 Value or present value of estimated future net revenues. Estimated future net revenues discounted by a factor of 10% per annum, before income taxes and with no price or cost escalation or de-escalation, in accordance with guidelines promulgated by the Commission.

Production costs. All costs necessary for the production and sale of oil and gas, including production and ad valorem taxes.

Productive well. A well that is producing oil or gas or that is capable of production.

Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Audited Consolidated Financial Statements
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets as of December 31, 1996 and
     1995...................................................   F-3
  Consolidated Statements of Operations for the Years ended
     December 31, 1996, 1995
     and 1994...............................................   F-4
  Consolidated Statements of Shareholders' Equity for the
     Years ended December 31, 1996, 1995 and 1994...........   F-5
  Consolidated Statements of Cash Flows for the Years ended
     December 31, 1996, 1995
     and 1994...............................................   F-6
  Notes to Consolidated Financial Statements................   F-7

Unaudited Interim Consolidated Financial Statements
  Consolidated Balance Sheets as of June 30, 1997 and
     December 31, 1996......................................  F-24
  Consolidated Statements of Operations for the Six Months
     Ended June 30, 1997 and 1996...........................  F-25
  Consolidated Statements of Cash Flows for the Six Months
     Ended June 30, 1997 and 1996...........................  F-26
  Notes to Consolidated Financial Statements................  F-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Mallon Resources Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mallon Resources Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Denver, Colorado
March 18, 1997

                          MALLON RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1996       1995
                                                                -------    -------
Current assets:
  Cash and cash equivalents.................................    $ 2,771    $ 1,269
  Short-term investments....................................      2,786         --
  Accounts receivable:
    Oil and gas sales.......................................      1,879      1,065
    Joint interest participants, net of allowance of $8 and
     $0, respectively.......................................        827        376
    Related parties.........................................         20         22
    Other...................................................         45         --
  Inventories...............................................        251         53
  Other.....................................................        104        143
                                                                -------    -------
         Total current assets...............................      8,683      2,928
                                                                -------    -------
Property and equipment:
  Oil and gas properties, full cost method..................     46,175     43,751
  Mining properties and equipment...........................     10,114      6,248
  Other equipment...........................................        559        508
                                                                -------    -------
                                                                 56,848     50,507
Less accumulated depreciation, depletion and amortization...    (24,406)   (22,085)
                                                                -------    -------
                                                                 32,442     28,422
                                                                -------    -------
Notes receivable-related parties............................         17         63
Other, net..................................................        258        222
                                                                -------    -------
Total Assets................................................    $41,400    $31,635
                                                                =======    =======
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................    $ 1,614    $ 2,309
  Undistributed revenue.....................................      1,502        711
  Drilling advances.........................................        100        271
  Accrued taxes and expenses................................         77         90
  Current portion of capital lease obligation...............         25         23
                                                                -------    -------
         Total current liabilities..........................      3,318      3,404
                                                                -------    -------
Long-term debt..............................................      3,269     10,000
Notes payable, other........................................        230         --
Capital lease obligation, net of current portion............         12         37
Drilling advances...........................................        368        315
Accrued expenses............................................         41         --
                                                                -------    -------
         Total non-current liabilities......................      3,920     10,352
                                                                -------    -------
Total liabilities...........................................      7,238     13,756
                                                                -------    -------
Commitments and contingencies...............................         --         --
Minority interest...........................................      8,358      2,275
Series B Mandatorily Redeemable Convertible Preferred Stock,
  $0.01 par value, 500,000 shares authorized, 400,000 shares issued and outstanding, respectively; liquidation
  preference and mandatory redemption of $4,000,000.........      3,900      3,844
Shareholders' equity:
  Series A Convertible Preferred Stock, $0.01 par value,
    1,467,890 shares authorized, 0 and 1,100,918 shares
    issued and outstanding, respectively; liquidation
    preference $6,000,000...................................         --      5,730
  Common Stock, $0.01 par value, 25,000,000 shares
    authorized; 4,384,562 and 1,950,226 shares issued and
    outstanding, respectively...............................         44         19
  Additional paid-in capital................................     56,707     38,965
  Accumulated deficit.......................................    (34,847)   (32,954)
                                                                -------    -------
         Total shareholders' equity.........................     21,904     11,760
                                                                -------    -------
         Total Liabilities and Shareholders' Equity.........    $41,400    $31,635
                                                                =======    =======

  The accompanying notes are part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
Revenues:
  Oil and gas sales.........................................  $ 5,854   $ 3,380   $ 2,263
  Deferred revenue amortization.............................       --     1,420     2,366
  Gain on termination of volumetric production payment......       --       355        --
  Gain on sale of subsidiary stock..........................      329        --        --
  Interest and other........................................      183       115       106
                                                              -------   -------   -------
                                                                6,366     5,270     4,735
                                                              -------   -------   -------
Costs and expenses:
  Oil and gas production....................................    2,249     1,868     2,024
  Mining project expenses...................................    1,014       838       459
  Depreciation, depletion and amortization..................    2,095     2,340     2,409
  Impairment of oil and gas properties......................      264        --        --
  General and administrative................................    1,845     1,467     1,342
  Interest and other........................................      842       433       132
                                                              -------   -------   -------
                                                                8,309     6,946     6,366
                                                              -------   -------   -------
Minority interest in loss of consolidated subsidiary........      266        --        --
                                                              -------   -------   -------
Loss before extraordinary item..............................   (1,677)   (1,676)   (1,631)
Extraordinary loss on early retirement of debt..............     (160)     (253)       --
                                                              -------   -------   -------
Net loss....................................................   (1,837)   (1,929)   (1,631)
Dividends on preferred stock and accretion..................     (376)     (360)     (258)
Gain on redemption of preferred stock.......................    3,743        --        --
                                                              -------   -------   -------
Net income (loss) attributable to common shareholders.......  $ 1,530   $(2,289)  $(1,889)
                                                              =======   =======   =======
Per share:
  Loss attributable to common shareholders before
    extraordinary item......................................  $ (0.82)  $ (1.05)  $ (0.99)
  Extraordinary loss........................................    (0.06)    (0.13)       --
                                                              -------   -------   -------
  Net loss attributable to common shareholders..............  $ (0.88)  $ (1.18)  $ (0.99)
                                                              =======   =======   =======
Weighted average common shares outstanding..................    2,512     1,947     1,916
                                                              =======   =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                       SERIES A
                                   PREFERRED STOCK       COMMON STOCK      ADDITIONAL
                                  ------------------   -----------------    PAID-IN     ACCUMULATED
                                    SHARES    AMOUNT    SHARES    AMOUNT    CAPITAL       DEFICIT      TOTAL
                                  ----------  ------   ---------  ------   ----------   -----------   -------
Balance, December 31, 1993......   1,100,918  $5,730   1,899,743   $19      $38,604      $(29,324)    $15,029
  Employee stock options
    exercised...................          --     --        1,250    --           --            --          --
  Stock issued to directors.....          --     --          769    --           11            --          11
  Stock issued for property and
    equipment...................          --     --       16,675    --          300            --         300
  Employee stock options
    granted.....................          --     --           --    --           32            --          32
  Other.........................          --     --           --    --           66            --          66
  Dividends on preferred
    stock.......................          --     --           --    --         (228)           --        (228)
  Accretion of preferred
    stock.......................          --     --           --    --           --           (30)        (30)
  Net loss......................          --     --           --    --           --        (1,631)     (1,631)
                                  ----------  ------   ---------   ---      -------      --------     -------
Balance, December 31, 1994......   1,100,918  5,730    1,918,437    19       38,785       (30,985)     13,549
  Employee stock options
    exercised...................          --     --        1,250    --           --            --          --
  Stock issued to directors.....          --     --        1,539    --           12            --          12
  Stock issued for property.....          --     --       14,000    --          112            --         112
  Stock issued for loan fees....          --     --       15,000    --          112            --         112
  Employee stock options
    granted.....................          --     --           --    --           89            --          89
  Issuance of warrants..........          --     --           --    --          175            --         175
  Dividends on preferred
    stock.......................          --     --           --    --         (320)           --        (320)
  Accretion of preferred
    stock.......................          --     --           --    --           --           (40)        (40)
  Net loss......................          --     --           --    --           --        (1,929)     (1,929)
                                  ----------  ------   ---------   ---      -------      --------     -------
Balance, December 31, 1995......   1,100,918  $5,730   1,950,226   $19      $38,965      $(32,954)    $11,760
  Employee stock options
    exercised...................          --     --       10,570    --           --            --          --
  Stock issued to directors.....          --     --        2,016    --           12            --          12
  Stock issued to consultants...          --     --      121,750     2          792            --         794
  Employee stock options
    granted.....................          --     --           --    --          306            --         306
  Issuance of common stock in
    public offering.............          --     --    2,300,000    23       13,166            --      13,189
  Purchase of Series A preferred
    stock.......................  (1,100,918) (5,730)         --    --        3,743            --      (1,987)
  Other.........................          --     --           --    --           43            --          43
  Dividends on preferred
    stock.......................          --     --           --    --         (320)           --        (320)
  Accretion of preferred
    stock.......................          --     --           --    --           --           (56)        (56)
  Net loss......................          --     --           --    --           --        (1,837)     (1,837)
                                  ----------  ------   ---------   ---      -------      --------     -------
Balance, December 31, 1996......          --  $  --    4,384,562   $44      $56,707      $(34,847)    $21,904
                                  ==========  ======   =========   ===      =======      ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
Cash flows from operating activities:
  Net loss..................................................  $(1,837)  $(1,929)  $(1,631)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Amortization of deferred revenues.......................       --    (1,420)   (2,366)
    Depreciation, depletion and amortization................    2,095     2,340     2,409
    Impairment of oil and gas properties....................      264        --        --
    Minority interest in loss of consolidated subsidiary....     (266)       --        --
    Gain on sale of subsidiary stock........................     (329)       --        --
    Stock compensation expense..............................      327       101        43
    Termination of volumetric production payment............       --    (5,586)       --
    Gain on termination of volumetric production payment....       --      (355)       --
    Non-cash portion of extraordinary loss..................      160        90        --
    Write-off of notes receivable-related parties...........       46        --        --
    Other...................................................       --        (8)       --
    Changes in operating assets and liabilities:
      Increase in:
        Accounts receivable.................................   (1,443)     (328)     (257)
        Inventory and other current assets..................     (176)      (77)     (100)
      Increase (decrease) in:
        Trade accounts payable and undistributed revenue....      890       183     1,549
        Accrued taxes and expenses..........................       28        28        14
        Drilling advances...................................     (118)       64       104
                                                              -------   -------   -------
Net cash used in operating activities.......................     (359)   (6,897)     (235)
                                                              -------   -------   -------
Cash flows from investing activities:
  Increase in short-term investments........................   (2,786)       --        --
  Additions to property and equipment.......................   (4,109)   (3,820)   (2,079)
  Proceeds from sale of subsidiary stock....................      372        --        --
  Increase in notes receivable-related parties..............       --       (20)       (2)
                                                              -------   -------   -------
Net cash used in investing activities.......................   (6,523)   (3,840)   (2,081)
                                                              -------   -------   -------
Cash flows from financing activities:
  Proceeds from long-term debt..............................   10,570    10,000        --
  Payments of long-term debt................................  (17,324)       (3)      (31)
  Payments on net profits interest..........................       --        --    (2,075)
  Issuance of preferred stock, net of issuance costs........       --        --     3,774
  Issuance of preferred stock in subsidiary, net of issuance
    costs...................................................       --     2,275        --
  Debt issue costs paid.....................................      (83)     (159)       --
  Issuance of warrants......................................       --       125        --
  Net proceeds from sale of common stock in public
    offering................................................   13,189        --        --
  Purchase of Series A preferred stock......................   (1,987)       --        --
  Net proceeds from sale of subsidiary special warrants.....    4,339        --        --
  Payment of preferred dividends............................     (320)     (320)     (228)
                                                              -------   -------   -------
Net cash provided by financing activities...................    8,384    11,918     1,440
                                                              -------   -------   -------
Net increase (decrease) in cash and cash equivalents........    1,502     1,181      (876)
Cash and cash equivalents, beginning of year................    1,269        88       964
                                                              -------   -------   -------
Cash and cash equivalents, end of year......................  $ 2,771   $ 1,269   $    88
                                                              =======   =======   =======
Supplemental cash flow information:
  Cash paid for interest....................................  $   837   $   525   $   175
                                                              =======   =======   =======
  Non-cash transactions:
    Issuance of common stock in exchange for:
      Property and equipment................................  $    --   $   112   $   300
      Loan origination fee..................................  $    --   $   112   $    --
      Consultants' accounts payable.........................  $   794   $    --   $    --
    Issuance of warrants for loan origination fee...........  $    --   $    50   $    --
    Acquisition of equipment under capital lease............  $    --   $    63   $    --
    Acquisition of Red Rock Ventures, Inc. for subsidiary
     common stock and notes payable.........................  $ 2,230   $    --   $    --

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS:

     Mallon Resources Corporation (the "Company") was incorporated on July 18, 1988 under the laws of the State of Colorado. The Company engages in oil and gas exploration and production through its wholly-owned subsidiary, Mallon Oil Company ("Mallon Oil"). The Company also has interests in gold and silver exploration through its majority-owned subsidiary, Laguna Gold Company ("Laguna"). The significant majority of the Company's assets and revenues are utilized in its oil and gas operations, which are conducted primarily in the State of New Mexico. Mining operations, conducted through Laguna in Costa Rica, are in the pre-production stage.

REVERSE STOCK SPLIT:

     On September 9, 1996, a four-to-one reverse stock split of the Company's issued and outstanding shares of common stock was effected. Common stock, paid-in capital and earnings per share information have been restated to give retroactive effect to the reverse stock split.

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of Mallon Oil, Laguna, and all of their wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated from the consolidated financial statements.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:

     Cash and cash equivalents include investments that are readily convertible into cash and have an original maturity of three months or less. All short-term investments are held to maturity and are reported at cost. Short-term investments include U.S. Treasury bills and notes with maturities greater than ninety days, but not exceeding one year.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The Company's on-balance sheet financial instruments consist of cash, cash equivalents, short-term investments, accounts receivable, inventories, accounts payable, other accrued liabilities and long-term debt. Except for long-term debt, the carrying amounts of such financial instruments approximate fair value due to their short maturities. At December 31, 1996 and 1995, based on rates available for similar types of debt, the fair value of long-term debt was not materially different from its carrying amount. The Company's off-balance sheet financial instruments consist of derivative instruments which are intended to manage commodity price risk (see Note 12).

INVENTORIES:

     Inventories, which consist of oil and gas lease and well equipment, and mining materials and supplies, are valued at the lower of average cost or estimated net realizable value.

OIL AND GAS PROPERTIES:

     Oil and gas properties are accounted for using the full cost method of accounting. Under this method, all costs associated with property acquisition, exploration and development are capitalized. All such costs are accumulated in two cost centers, the continental United States and offshore Belize.

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

     Proceeds on disposal of properties are ordinarily accounted for as adjustments of capitalized costs, with no profit or loss recognized, unless such adjustment would significantly alter the relationship between capitalized costs and proved oil and gas reserves. Costs capitalized, net of accumulated depreciation, depletion and amortization, cannot exceed the estimated future net revenues, net of the related income tax effects, discounted at 10%, of the Company's proved reserves.

     Depletion is calculated using the units-of-production method based upon the ratio of current period production to estimated proved oil and gas reserves expressed in physical units, with oil and gas converted to a common unit of measure using one barrel of oil as an equivalent to six thousand cubic feet of natural gas.

     Estimated abandonment costs (including plugging, site restoration, and dismantlement expenditures) are accrued if such costs exceed estimated salvage values, as determined using current market values and other information. Abandonment costs are estimated based primarily on environmental and regulatory requirements in effect from time to time. At December 31, 1996 and 1995, estimated salvage values equaled or exceeded estimated abandonment costs.

MINERAL PROPERTIES AND EQUIPMENT:

     The Company expenses general prospecting costs and the costs of acquiring and exploring unevaluated mining properties. When a property is determined to have development potential, further exploration and development costs are capitalized. When commercially profitable ore reserves are developed and operations commence, deferred costs will be amortized using the units-of-production method. Upon abandonment or sale of projects, all capitalized costs relating to the specific project are expensed in the year abandoned or sold and any gain or loss is recognized.

     Mining equipment is depreciated using the units-of-production method, except during suspended operations. When not in production, this equipment is depreciated at approximately 2% per year.

OTHER PROPERTY AND EQUIPMENT:

     Other property and equipment is recorded at cost and depreciated over the estimated useful lives (three to seven years) using the straight-line method. The cost of normal maintenance and repairs is charged to expense as incurred. Significant expenditures that increase the life of an asset are capitalized and depreciated over the estimated useful life of the asset. Upon retirement or disposition of assets, related gains or losses are reflected in operations.

IMPAIRMENT OF LONG-LIVED ASSETS:

     In the fourth quarter of 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 prescribes that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted net cash flows is less than the carrying amount of the asset. Impairment is recorded based on an estimate of future discounted net cash flows. The adoption of SFAS No. 121 had no effect on the Company's financial position or results of operations.

GAS BALANCING:

     The Company uses the entitlements method of accounting for recording natural gas sales revenues. Under this method, revenue is recorded based on the Company's net working interest in field production. Deliveries of natural gas in excess of the Company's working interest are recorded as liabilities while under-deliveries are recorded as receivables.

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

CONCENTRATION OF CREDIT RISK:

     As an operator of jointly owned oil and gas properties, the Company sells oil and gas production to numerous oil and gas purchasers and pays vendors for oil and gas services. The risk of non-payment by the purchaser is considered minimal and the Company does not obtain collateral for sales to them. Joint interest receivables are subject to collection under the terms of operating agreements which provide lien rights, and the Company considers the risk of loss likewise to be minimal.

     The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but does monitor the credit standing of counterparties.

DEFERRED REVENUES:

     Revenues received in advance of production are classified as deferred revenue. The deferred revenue is amortized as production and delivery occur.

STOCK-BASED COMPENSATION:

     As required, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. As permitted under SFAS No. 123, the Company has elected to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has made pro forma disclosures of net income and earnings per share as if the fair value based method of accounting as defined in SFAS No. 123 had been applied (see Note 10).

FOREIGN CURRENCY TRANSLATION:

     Management has determined that the U.S. dollar is the functional currency for the Company's Costa Rican operations. Accordingly, the assets, liabilities and results of operations of the Costa Rican subsidiaries are measured in U.S. dollars. Transaction gains and losses are not material for any of the periods presented.

HEDGING ACTIVITIES:

     The Company's use of derivative financial instruments is limited to management of commodity price risk. Gains and losses on such transactions are matched to product sales and charged or credited to oil and gas sales when the hedged commodity is sold (see Note 12).

PER SHARE DATA:

     Per share data is calculated using the weighted average number of common shares and common share equivalents outstanding during each period. Common share equivalents are excluded from the calculation in loss periods because they are anti-dilutive. The Company had losses in 1994, 1995 and for the first three quarters of 1996. The gain on the redemption of the Series A Convertible Preferred Stock (the "Series A Stock") in the fourth quarter of 1996 resulted in net income attributable to common shareholders for the quarter and the year ended December 31, 1996. Consequently, the Series A Stock, which is a common stock equivalent, is included in the per share calculation as if converted on October 1, 1996 and outstanding through the redemption date. However, because the Series A Stock is reflected as if converted, the gain on redemption is deducted from net income attributable to common shareholders for purposes of calculating per share data, resulting in a net loss attributable to common shareholders for the year ended December 31, 1996 of $2,213,000.

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

USE OF ESTIMATES AND SIGNIFICANT RISKS:

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of estimates relate to oil and gas and mineral reserves, fair value of financial instruments, future cash flows associated with long-lived assets, valuation allowance for deferred tax assets, and useful lives for depreciation, depletion and amortization. Actual results could differ from those estimates.

     The Company and its operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas and the mining businesses (including operating risks and hazards and the regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas and minerals, uncertainties related to the estimation of reserves of oil and gas and minerals and the value of such reserves, the effects of competition and extensive environmental regulation, the uncertainties related to foreign operations, and many other factors, many of which are necessarily out of the Company's control. The nature of oil and gas drilling operations is such that the expenditure of substantial drilling and completion costs are required well in advance of the receipt of revenues from the production developed by the operations. Thus, it will require more than several quarters for the financial success of that strategy to be demonstrated. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.

RECLASSIFICATIONS:

     Certain prior years' amounts in the consolidated financial statements have been reclassified to conform to the presentation used in 1996 and 1997.

NOTE 2. OIL AND GAS PROPERTIES

     During 1995, the Company's oil and gas activities were conducted entirely in the United States. In 1996, Mallon Oil acquired a 2.25% working interest in an exploration venture to drill one or more wells offshore Belize. As of December 31, 1996, the Company had capitalized costs of approximately $264,000. Subsequent to December 31, 1996, the joint venture drilled a dry hole. Accordingly, the Company reduced the carrying amount of its capitalized costs by $264,000 at December 31, 1996. This amount is reflected as impairment of oil and gas properties in the Company's consolidated statements of operations.

NOTE 3. LAGUNA GOLD COMPANY

     Laguna's principal precious metals property is the Rio Chiquito project located in Guanacaste Province, Costa Rica, where it holds exploration and exploitation concessions. The project was initially owned 90% by Laguna and 10% by Red Rock Ventures, Inc. ("Red Rock"). As discussed below, Laguna purchased Red Rock in 1996 and now owns 100% of the project.

     At December 31, 1995, the Company owned all of the issued and outstanding shares of Laguna's common stock. In June 1995, the Company privately placed 25,000 shares of Laguna's Series A Convertible Preferred Stock (the "Laguna Series A Stock") for net proceeds of $2,275,000. After the Laguna Series A Stock placement, the Company's share of Laguna was reduced from 100% to 80%.

     In May 1996, Laguna sold 5,000,000 Special Warrants for $1.00 per Warrant in a private placement for proceeds of $4,339,000, net of offering costs of $661,000. As discussed below, in September 1996, the Special Warrants were registered with the Ontario (Canada) Securities Commission.

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

     In June 1996, Laguna acquired Red Rock for 2,000,000 shares of Laguna's common stock, valued at $1.00 per share, and Convertible Secured Promissory Notes in the aggregate principal amount of $230,000, for a total consideration of $2,230,000. The notes bear interest at 5% per annum. Principal and accrued interest are due December 31, 2000. The notes are convertible into shares of Laguna's common stock, at the holder's option. The initial conversion price, which is subject to anti-dilution adjustments, is $1.10. The note is collateralized by a general security agreement encumbering all of the assets of Laguna. Red Rock's sole asset at the time of the merger was a 10% interest in the Rio Chiquito gold project, in which Laguna held a 90% interest and now holds 100%. After the issue of the 2,000,000 shares of Laguna's common stock to Red Rock, the Company's share of Laguna was reduced from 80% to 72%. The acquisition was accounted for as a purchase.

     In September 1996, Laguna completed the registration of the sale of the Special Warrants with the Ontario (Canada) Securities Commission. The completion of this registration caused the conversion of all of the 25,000 outstanding shares of the Laguna Series A Stock into 3,600,000 shares of common stock. Also in September 1996, the Company sold 400,000 of its shares of Laguna common stock and realized a gain of $329,000. After the conversion of the Special Warrants into Laguna common stock and the sale by the Company of Laguna common stock, the Company owned 14,000,000 of Laguna's 25,000,000 shares of issued and outstanding common stock, or 56%. Laguna's common stock is listed on The Toronto Stock Exchange. Approximately 8,400,000 of the Laguna shares owned by the Company are subject to an escrow agreement with The Toronto Stock Exchange that restricts the ability of the Company to sell such shares for up to three years.

NOTE 4. NOTES PAYABLE AND LONG-TERM DEBT

     In February 1995, the Company established a $2,500,000 line of credit pursuant to a loan agreement with three private investors. Borrowings under this line bore interest at 11%. In August 1995, the Company established a $15,000,000 revolving line of credit facility with a commercial bank, which bore interest at the London Interbank Offered Rate (LIBOR) plus 2.5% (8% at December 31, 1995). The proceeds from this facility were used to retire the Company's previous $2,500,000 line of credit and to terminate its volumetric production payment (see Note 6). The Company paid a $125,000 prepayment penalty in order to retire the $2,500,000 line of credit, and such amount, along with the remaining unamortized loan origination fees of the initial line of credit, is included in the $253,000 extraordinary loss on early retirement of debt for the year ended December 31, 1995. As a part of the fee for the $15,000,000 facility, the Company issued warrants, valued at $2.00 each, to purchase 25,000 shares of the Company's common stock at a price of $10 per share. At December 31, 1995, the total amount outstanding under the facility was $10,000,000.

     In March 1996, the Company established a $35,000,000 credit facility (the "Facility") with Bank One, Texas, N.A. (the "Bank"). The significant terms of the Facility, as it has been amended, are as follows:

     - The Facility establishes two separate lines of credit: a primary revolving line of credit (the "Revolver") and a line of credit to be used for development drilling approved by the Bank (the "Drilling Line').

     - The borrowing base under the Revolver is subject to redetermination every six months, at June 30 and December 31, or at such other times as the Bank may determine.

     - The interest rate on amounts drawn under the Revolver is, at the Company's election, either the Bank's base rate plus 0.75%, or LIBOR plus 2.5% (7.875% as of December 31, 1996). Amounts outstanding under the Drilling Line bear interest at the greater of 12.5% or the Bank's base rate plus 4%.

     - A monthly reduction in the commitment under the Revolver, subject to borrowing base redeterminations, is required. However, debt service payments equal to the amount of the monthly reduction are not required unless the balance outstanding under the Facility exceeds the reduced commitment amount.

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

     - Amounts drawn under the Drilling Line are repayable from 100% of the net revenues generated by wells drilled with such funds. If the borrowing base under the Revolver increases, such additional amounts must be borrowed and used to reduce amounts outstanding under the Drilling Line. Once repaid, amounts drawn under the Drilling Line may not be reborrowed.

     - The Company paid the bank a $50,000 fee in connection with the Facility and must pay a fee of 0.375% per annum on the daily average of the unused amount of the borrowing base. If the borrowing base is increased, the Company will pay a fee of 0.50% per annum of the amount of such increase over the previously established borrowing base. A commitment fee of 0.75% per annum was payable on the unused portion of the Drilling Line.

     - The Facility is collateralized by substantially all of the Company's oil and gas properties.

     - The Company is obligated to maintain certain financial and other covenants, including a minimum current ratio, minimum net equity, a debt coverage ratio and a total bank debt ceiling. The Company is restricted with respect to additional debt, payment of cash dividends on common stock, loans or advances to others, certain investments, sale or discount of receivables, hedging transactions, sale of assets and transactions with affiliates.

     - The Facility expires on March 31, 1999.

     Initial amounts drawn under the Revolver were used to retire the Company's prior line of credit and related accrued interest. The remaining $160,000 balance of unamortized loan origination fees on the prior line of credit was written off and is reflected as extraordinary loss on early retirement of debt for the year ended December 31, 1996. The initial borrowing base under the Revolver was $10,500,000. At June 30, 1996, the borrowing base was redetermined and reduced to $8,820,000. At the time of this redetermination, the amount outstanding under the Revolver was $10,231,000, or $1,411,000 in excess of the redetermined borrowing base. Under the terms of the Facility, as amended, the Company drew $2,000,000 under the Drilling Line and applied it to reduce amounts outstanding under the Revolver to an amount less than the redetermined borrowing base. The $2,000,000 drawn under the Drilling Line and $5,301,000 under the Revolver were repaid in October 1996 upon the completion of the Company's common stock sale (see Note 9). The outstanding balance under the Facility at December 31, 1996 is $3,269,000. Effective January 1997, the Borrowing Base was increased to $10,000,000 and the reduction in the commitment under the Revolver was established at $140,000 per month, beginning July 31, 1997. The Company is not required to make debt service payments equal to the amount of the monthly reduction in the commitment unless the outstanding balance under the Facility exceeds the reduced commitment amount. At December 31, 1996, the Company was in compliance with the covenants of the Facility.

NOTE 5. DRILLING ADVANCES

     In 1988 the Company sold a portion of its working interest in certain gas properties located in the East Blanco Field to a group of investors. In conjunction with the sale, investors prepaid to the Company their share of future drilling and completion costs. The Company has not yet expended all of the prepaid funds, which are included in drilling advances at December 31, 1996 and 1995. The Company plans to recomplete four existing wells and install a gas sweetening plant in 1997, which will reduce the balance of prepaid funds. Most of the advances have been included in non-current liabilities at December 31, 1996 and 1995.

NOTE 6. DEFERRED REVENUE

     In connection with its September 1993 acquisition of producing oil and gas properties, the Company sold a volumetric production payment burdening the Company's interest in the acquired properties for net proceeds of $10,000,000. The proceeds received were recorded as deferred revenue. The production payment covered approximately 4,354,000 MMBtu of natural gas at an indicated average price of $1.65 and 215 MBbls barrels

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

of oil at an indicated average price of $13.01 per barrel to be delivered over eight years. The Company was responsible for production costs associated with operating the properties subject to the production payment agreement. In August 1995, the volumetric production payment was terminated and the Company paid a settlement of $5,586,000 to Enron Reserve Acquisition Corp. This settlement resulted in a $355,000 gain to the Company for the year ended December 31, 1995.

NOTE 7. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES:

     The Company leases office space, vehicles and software under non-cancelable leases which expire in 2002. Rental expense is recognized on a straight-line basis over the terms of the leases. The total minimum rental commitments at December 31, 1996 are as follows:

                                                              (IN THOUSANDS)
1997........................................................  $          130
1998........................................................             170
1999........................................................             141
2000........................................................             141
2001........................................................             141
Thereafter..................................................              23
                                                              --------------
                                                              $          746
                                                              ==============

     Rent expense was $125,000, $83,000 and $74,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

CONTINGENCIES:

     In 1993, the Minerals Management Service commenced an audit of royalties payable on certain oil and gas properties in which the Company owns an interest. The operator of the properties contested certain deficiencies. In March 1997, the matter was resolved in the operator's favor.

NOTE 8. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In April 1994, the Company completed the private placement of 400,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock, $0.01 par value per share (the "Series B Stock"). The Series B Stock bears an 8% dividend payable quarterly, and is convertible into shares of the Company's common stock at an adjusted conversion price of $11.31 per share. Mandatory redemption of this stock begins on April 15, 1997, when 20% of the total outstanding shares is redeemable. An additional 20% per year will be redeemed on each April 15 thereafter until all $4,000,000 of the Series B Stock has been redeemed. Proceeds from the placement were $3,774,000, net of stock issue costs of $226,000. In connection with the Series B Stock, dividends of $320,000, $320,000 and $228,000 were paid in 1996, 1995 and 1994, respectively. Accretion of preferred stock issue costs was $56,000, $40,000 and $30,000 in 1996, 1995 and 1994, respectively.

     Mandatory redemption of the Company's Series B Stock was to begin in April 1997, when 20% of the outstanding shares, or 80,000 shares, were to be redeemed for $800,000. The Company has extended an offer to all holders of the Series B Stock to convert their shares into shares of the Company's common stock at a conversion price of $9.00, rather than the $11.31 conversion price otherwise in effect. On March 25, 1997, a holder of 200,000 shares of Series B Stock accepted the offer to convert. When completed, this conversion will satisfy the Company's obligation to redeem any shares in April.

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

NOTE 9. CAPITAL

PREFERRED STOCK:

     The Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock having a par value of $.01 per share, to establish the number of shares to be included in each series, and to fix the designation, rights, preferences and limitations of the shares of each series.

     In October 1996, the Company purchased all of the 1,100,918 shares outstanding at December 31, 1995 of the Company's Series A Convertible Preferred Stock from Bank of America National Savings and Trust Association for a purchase price of approximately $1,886,000. In connection with the purchase, the Company also paid fees and expenses of $101,000. The difference between the carrying value of the Series A Stock and the purchase price was credited to additional paid-in capital.

COMMON STOCK:

     The Company has reserved approximately 353,670 shares of common stock for issuance upon possible conversion of the Series B Stock.

     In October 1996, the Company sold 2,300,000 shares of its common stock in a public offering at $6.50 per share. The Company received proceeds of approximately $13,189,000, net of offering costs of $1,761,000. The net proceeds will be used primarily to finance the drilling and development of the Company's New Mexico oil and gas properties and a portion was used to retire all outstanding shares of its Series A Convertible Preferred Stock (see above). In connection with the public offering, the Company issued to the underwriters a warrants to purchase 160,000 shares of the Company's common stock at $7.80 per share at any time between October 16, 1997 and October 16, 1999.

     As discussed in Note 3, Laguna issued 25,000 shares of Series A Stock in June 1995. Each share of Laguna Series A Stock included detachable warrants to purchase shares of the Company's common stock. At December 31, 1996, the Company had reserved approximately 76,590 shares of common stock, at an adjusted exercise price of $8.16 per share, for issuance upon possible exercise of the warrants. The warrants expire in June 2000.

NOTE 10. STOCK COMPENSATION

     At December 31, 1996, the Company had three stock-based compensation plans, including one for Laguna. As permitted under SFAS No. 123, the Company has elected to continue to measure compensation costs using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under that method, the difference between the exercise price and the estimated market value of the shares at the date of grant is charged to compensation expense, ratably over the vesting period, with a corresponding increase in shareholders' equity. Compensation costs charged against income for all plans were $327,000, $101,000 and $43,000 for 1996, 1995 and 1994, respectively.

     Under the Mallon Resources Corporation 1988 Equity Participation Plan (the "Equity Plan"), 250,000 shares of common stock have been reserved in order to provide for incentive compensation and awards to employees and consultants. The Equity Plan provides that a three-member committee may grant stock options, awards, stock appreciation rights, and other forms of stock-based compensation in accordance with the provisions of the Equity Plan. The options vest over a period of up to four years and expire over a maximum of ten years from the date of grant.

     Under the Laguna Gold Company Equity Participation Plan (the "Laguna Equity Plan"), shares of Laguna common stock have been reserved for issuance in order to provide for incentive compensation and awards to employees and consultants. The number of shares reserved is the lesser of 10% of the number of

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

shares of Laguna common stock outstanding from time to time, or 8,000,000 shares. The Laguna Equity Plan provides that stock options, stock bonuses, stock appreciation rights and other forms of stock-based compensation may be granted in accordance with the provisions of the Plan. The options vest over a period of up to four years, and expire over a maximum of ten years from the date of grant. The options vest in full if controlling interest in Laguna or substantially all of its assets are sold, or if Laguna is merged into another company, or if control of Laguna's Board is obtained by a person or persons not expressly approved by a majority of the members of the Board. To date, no options have been exercised.

     The following table summarizes activity with respect to the outstanding stock options under the Equity Plan and the Laguna Equity Plan:

                                                    COMPANY                       LAGUNA
                                           -------------------------    ---------------------------
                                                         WEIGHTED                       WEIGHTED
                                                         AVERAGE                        AVERAGE
                                           SHARES     EXERCISE PRICE     SHARES      EXERCISE PRICE
                                           -------    --------------    ---------    --------------
Outstanding at December 31, 1993.........   45,155        $0.04                --        $  --
  Granted................................   17,250         0.04                --           --
  Exercised..............................   (1,250)        0.04                --           --
  Forfeited..............................      (60)        0.04                --           --
                                           -------        -----         ---------        -----
Outstanding at December 31, 1994.........   61,095         0.04                --           --
  Granted................................       --           --         1,620,000         0.01
  Exercised..............................   (1,250)          --                --           --
  Forfeited..............................       --           --                --           --
                                           -------        -----         ---------        -----
Outstanding at December 31, 1995.........   59,845         0.04         1,620,000         0.01
  Granted................................   21,944         0.04           880,000         1.00
  Exercised..............................  (10,570)        0.04                --           --
  Forfeited..............................   (1,643)          --                --           --
                                           -------        -----         ---------        -----
Outstanding at December 31, 1996.........   69,576        $0.04         2,500,000        $0.36
                                           =======        =====         =========        =====

                                                    COMPANY                       LAGUNA
                                           -------------------------    ---------------------------
                                                         WEIGHTED                       WEIGHTED
                                                         AVERAGE                        AVERAGE
                                           SHARES     EXERCISE PRICE     SHARES      EXERCISE PRICE
                                           -------    --------------    ---------    --------------
Options exercisable:
  December 31, 1994......................   29,095        $0.04                --        $  --
                                           =======        =====         =========        =====
  December 31, 1995......................   30,595        $0.04         1,035,000        $0.01
                                           =======        =====         =========        =====
  December 31, 1996......................   45,326        $0.04         1,845,000        $0.35
                                           =======        =====         =========        =====

     The weighted average remaining contractual life of the options outstanding under the Equity Plan and the Laguna Equity Plan at December 31, 1996 is approximately 7 years and 8.5 years, respectively.

     Included in the amounts above are 19,500 options exercisable at $.04 per share and expiring in 10 years, granted under the Equity Plan in June 1990, that do not vest until the market price of the Company's common stock exceeds certain prices ranging from $32.00 to $48.00, for more than 120 consecutive days. When the stock reaches the required price levels for vesting, the Company will accrue compensation expense based on the difference between the market price of the stock at that date and the exercise price. No compensation expense was recorded for these options during the years ended December 31, 1996, 1995 and 1994.

     In 1992, the Company granted to a consultant options to purchase 12,500 of the Company's common shares at $26 per share, exercisable from November 1993 through October 1997. In 1994, the Company

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

granted this individual an additional 6,250 options to purchase the Company's shares at $16 per share, exercisable from January 1995 to December 1998. All of the 18,750 options granted are outstanding at December 31, 1996. These options are not part of the Equity Plan.

     The Stock Compensation Plan for Outside Directors provides that the Company's outside directors will be compensated by periodically granting them shares of the Company's $0.01 par value common stock worth $1,000 for each board meeting, but no less than $4,000 per year, for each outside director. The Company expensed $12,000, $12,000 and $11,000 for the years 1996, 1995 and 1994, respectively, in relation to the Stock Compensation Plan.

     Had compensation expense for the Company's 1996 and 1995 grants of stock-based compensation been determined consistent with the fair value based method under SFAS No. 123, the Company's net loss, net loss attributable to common shareholders, and the net loss per share attributable to common shareholders would approximate the pro forma amounts below:

                                                      1996                      1995
                                             -----------------------   -----------------------
                                             AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                                             -----------   ---------   -----------   ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net loss...................................    $(1,837)     $(1,869)     $(1,929)     $(1,840)
Net income (loss) attributable to common
  shareholders (See Note 1)................      1,530        1,498       (2,289)      (2,200)
Net loss per share attributable to common
  shareholders.............................      (0.88)       (0.89)       (1.18)       (1.13)

     The fair value of each option is estimated as of the grant date, using the Black-Scholes option-pricing model, with the following assumptions:

                                                           1996                 1995
                                                     -----------------    -----------------
                                                     COMPANY    LAGUNA    COMPANY    LAGUNA
                                                     -------    ------    -------    ------
Risk-free interest rate............................     5.8%      6.5%      N/A        7.6%
Expected life (in years)...........................       4         4       N/A          4
Expected volatility................................    61.0%     76.0%      N/A        0.0%
Expected dividends.................................     0.0%      0.0%      N/A        0.0%
Weighted average fair value of options granted.....   $1.66     $0.52       N/A      $0.11

NOTE 11. BENEFIT PLANS

     Effective January 1, 1989, the Company and its affiliates established the Mallon Resources Corporation 401(k) Profit Sharing Plan (the "401(k) Plan"). The Company and its affiliates match contributions to the 401(k) Plan in an amount up to 25% of each employee's monthly contributions. The Company may also contribute additional amounts at the discretion of the Compensation Committee of the Board of Directors, contingent upon realization of earnings by the Company which, at the sole discretion of the Compensation Committee, are adequate to justify a corporate contribution. For the years ended December 31, 1996, 1995 and 1994, the Company made matching contributions of $16,000, $13,000 and $8,000, respectively. No discretionary contributions were made during any of the three years ended December 31, 1996.

     The Company maintains a program which provides bonus compensation to employees from lease revenues which are included in a pool to be distributed at the discretion of the Chairman of the Board. For the years ended December 31, 1996, 1995 and 1994, a total of $74,000, $69,000 and $59,000, respectively, was distributed to employees.

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

NOTE 12. HEDGING ACTIVITIES

     The Company is exposed to off-balance-sheet risks associated with energy swap agreements at December 31, 1996 arising from movements in the prices of oil and natural gas and from the unlikely event of non-performance by the counterparty to the swap agreements.

     In order to hedge against the effects of declines in oil and natural gas prices, the Company enters into energy swap agreements with third parties and accounts for the agreements as hedges based on analogy to the criteria set forth in SFAS No. 80, "Accounting for Futures Contracts". In a typical swap agreement, the Company receives the difference between a fixed price per unit of production and a price based on an agreed-upon third party index if the index price is lower. If the index price is higher, the Company pays the difference. The Company's current swaps are settled on a monthly basis.

     The following table indicates the Company's outstanding energy swaps at December 31, 1996:

                                                                                   MARKET PRICE
       PRODUCT             PRODUCTION        FIXED PRICE      DURATION              REFERENCE
       -------             ----------        -----------     ----------            ------------
Oil..................  9,000 Bbls/month     $23.36 - 19.99   1/97-12/97   NYMEX WTI
Gas..................  60,000 MMBtu/month   $  2.54 - 1.62   1/97-12/97   El Paso Natural Gas (Permian)
Gas..................  30,000 MMBtu/month   $  2.42 - 1.50   1/97-12/97   El Paso Natural Gas (San Juan)

     For the years ended December 31, 1996, 1995 and 1994, the Company's gains (losses) under its swap agreements were ($490,000), $34,000 and $43,000, respectively, and are included in oil and gas sales in the Company's consolidated statements of operations. At December 31, 1996, the estimated net amount the Company would have had to pay to terminate the agreements was approximately $299,000.

NOTE 13. MAJOR CUSTOMERS

     Sales to customers in excess of 10% of total revenues for the years ended December 31, 1996, 1995 and 1994 were:

                                                                 1996      1995      1994
                                                                ------    ------    ------
                                                                      (IN THOUSANDS)
Customer A..................................................    $   --    $2,213    $2,579
Customer B..................................................        --        --       298
Customer C..................................................        --     1,319       573
Customer D..................................................     1,750        --        --
Customer E..................................................     1,513        --        --

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

NOTE 14. INCOME TAXES

     The Company incurred a loss for book and tax purposes in all periods presented. There is no income tax benefit or expense for the years ended December 31, 1996, 1995 or 1994.

     Deferred tax assets (liabilities) are comprised of the following as of December 31, 1996 and 1995:

                                                               1996         1995
                                                              -------      -------
                                                                 (IN THOUSANDS)
Deferred Tax Assets (Liabilities):
  Net operating loss carryforward...........................  $ 6,019      $ 4,996
  Other.....................................................      308          170
                                                              -------      -------
         Total deferred tax assets..........................    6,327        5,166
                                                              -------      -------
  Mining properties basis differences.......................   (1,686)      (1,784)
  Oil, gas and other properties basis differences...........   (1,285)      (1,600)
                                                              -------      -------
         Total deferred tax liabilities.....................   (2,971)      (3,384)
                                                              -------      -------
  Net deferred tax assets...................................    3,356        1,782
  Less valuation allowance..................................   (3,356)      (1,782)
                                                              -------      -------
         Net deferred tax assets (liabilities)..............  $    --      $    --
                                                              =======      =======

     At December 31, 1996, for U.S. Federal income tax purposes, the Company had a net operating loss ("NOL") carryforward of approximately $16,100,000, which expires in varying amounts between 2005 and 2011. This NOL carryforward is in addition to net operating losses arising from the operations of Laguna prior to 1989 which can be utilized only to the extent of Laguna's future taxable income.

NOTE 15. SEGMENT INFORMATION

     The Company operates in two business segments: oil and gas exploration and production primarily in the United States, and gold and silver mining primarily in Costa Rica. Information regarding total assets by business segment and geographic location for the Company as of December 31, 1996, 1995, and 1994 is as follows:

                                                               1996       1995       1994
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Total assets:
  Oil and gas...............................................  $29,044    $24,791    $23,746
  Mining....................................................   12,356      6,844      4,480
                                                              -------    -------    -------
                                                              $41,400    $31,635    $28,226
                                                              =======    =======    =======
United States...............................................  $31,824    $25,867    $23,777
  Costa Rica and other......................................    9,576      5,768      4,449
                                                              -------    -------    -------
                                                              $41,400    $31,635    $28,226
                                                              =======    =======    =======

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

     The following tables summarize the Company's revenues, operating loss, depreciation, depletion and amortization and capital expenditures by business segment for the years ended December 31, 1996, 1995, and 1994:

                                                               1996       1995       1994
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Revenues:
  Oil and gas...............................................  $ 6,236    $ 5,270    $ 4,735
  Mining....................................................      130         --         --
                                                              -------    -------    -------
                                                              $ 6,366    $ 5,270    $ 4,735
                                                              =======    =======    =======
Operating loss:
  Oil and gas...............................................  $  (304)   $(1,176)   $(1,427)
  Mining....................................................   (1,130)      (500)      (204)
                                                              -------    -------    -------
                                                              $(1,434)   $(1,676)   $(1,631)
                                                              =======    =======    =======
Depreciation, depletion and amortization:
  Oil and gas...............................................  $ 2,016    $ 2,288    $ 2,373
  Mining....................................................       79         52         36
                                                              -------    -------    -------
                                                              $ 2,095    $ 2,340    $ 2,409
                                                              =======    =======    =======
Capital expenditures:
  Oil and gas...............................................  $ 2,473    $ 2,736    $ 2,242
  Mining....................................................    3,866      1,259        137
                                                              -------    -------    -------
                                                              $ 6,339    $ 3,995    $ 2,379
                                                              =======    =======    =======

     The following tables summarize the Company's revenues and net loss by geographic area for the years ended December 31, 1996, 1995 and 1994:

                                                               1996       1995       1994
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Revenues:
  United States.............................................  $ 6,366    $ 5,270    $ 4,735
  Costa Rica and other......................................       --         --         --
                                                              -------    -------    -------
                                                              $ 6,366    $ 5,270    $ 4,735
                                                              =======    =======    =======
Net loss:
  United States.............................................  $  (702)   $(1,800)   $(1,427)
  Costa Rica and other......................................   (1,135)      (129)      (204)
                                                              -------    -------    -------
                                                              $(1,837)   $(1,929)   $(1,631)
                                                              =======    =======    =======

NOTE 16. RELATED PARTY TRANSACTIONS

     The accounts receivable from related parties consists primarily of joint interest billings to directors, officers, shareholders, employees and affiliated entities for drilling and operating costs incurred on oil and gas properties in which these related parties participate with Mallon Oil and Mallon Oil partnerships as working interest owners. These amounts will generally be settled in the ordinary course of business, without interest.

     Notes receivable of $63,000 at December 31, 1995 consist of loans to employees, which bear interest at prime plus 2%. Notes receivable and accrued interest of $46,000 were written off in 1996.

     Certain oil and gas properties located in Alabama, in which the Company has working interests, are operated by a company owned by an individual who also owns, beneficially, less than 3% of the Company's outstanding common stock at December 31, 1996, but in excess of 5% of such stock at December 31, 1995. As

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

of December 31, 1996 and 1995, the Company had a payable to the related company of $35,000 and $25,000, respectively, which is included in other long-term accrued expenses and accounts payable at December 31, 1996 and 1995, respectively. In addition, at December 31, 1996, the Company has a receivable of $135,000 from this company, which is recorded in other long-term assets in the consolidated balance sheet.

     Red Rock was owned, in part, by an estate that owned, beneficially, less than 5% of the Company's outstanding common stock at December 31, 1996 but in excess of 5% of such stock at December 31, 1995. The Company had payables to the shareholder of $-0- and $100,000 as of December 31, 1996 and 1995, respectively, which are included in accounts payable in the consolidated balance sheet. See
Note 3 regarding the acquisition of Red Rock by Laguna.

     During the years ended December 31, 1996 and 1995, the Company paid legal fees of $2,000 and $31,000, respectively, to a law firm of which a director of the Company is a senior partner. Additionally, in 1994, consulting fees valued at $300,000 were paid to a member of the same firm in the form of 16,675 shares of the Company's common stock. In January 1995, an additional 14,000 shares valued at $112,000 were issued for services to the same individual. Also in 1995, fees of $32,000 were paid to this individual.

     In February 1995, the Company entered into a Loan Agreement establishing a $2,500,000 line of credit facility pursuant to which it could borrow funds from three entities, two of which are affiliates of an individual who owns, beneficially, in excess of 5% of the Company's outstanding common stock. This line of credit was retired in August 1995.

     The Company had a consulting agreement with an investment banking firm in which a director is a partner for investment banking services of $240,000 in 1995, of which $90,000 was payable at December 31, 1995 and paid in 1996. In addition, in 1996, the Company paid the firm a commission and other expenses of $101,000 in connection with the Company's purchase of its Series A Preferred Stock.

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

NOTE 17. SUPPLEMENTARY INFORMATION ON OIL AND GAS OPERATIONS

     Certain historical costs and operating information relating to the Company's oil and gas producing activities for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                                               1996         1995         1994
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
CAPITALIZED COSTS RELATING TO OIL AND GAS ACTIVITIES:
  Oil and gas properties...................................  $ 46,175     $ 43,751     $ 41,127
  Accumulated depreciation, depletion and amortization.....   (23,361)     (21,173)     (19,011)
                                                             --------     --------     --------
                                                               22,814       22,578       22,116
  Deferred revenues attributable to the volumetric
    production payment.....................................        --           --       (7,452)
                                                             --------     --------     --------
                                                             $22,814..    $ 22,578     $ 14,664
                                                             ========     ========     ========
COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES:
  Property acquisition costs...............................  $     60     $    131     $    648
  Termination of volumetric production payment.............        --        5,586           --
  Exploration costs........................................       264(1)       180           --
  Development costs........................................     2,138        2,379        1,736
  Full cost pool credits...................................       (38)         (66)        (142)
                                                             --------     --------     --------
                                                             $  2,424     $  8,210     $  2,242
                                                             ========     ========     ========
RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING
  ACTIVITIES:
  Oil and gas sales........................................  $  5,854     $  3,380     $  2,263
  Deferred revenue amortization............................        --        1,420        2,366
  Lease operating expense..................................    (2,249)      (1,868)      (2,024)
  Depletion................................................    (1,924)      (2,162)      (2,330)
  Impairment of oil and gas properties.....................      (264)(1)       --           --
                                                             --------     --------     --------
  Results of operations from oil and gas producing
    activities.............................................  $  1,417     $    770     $    275
                                                             ========     ========     ========

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES (UNAUDITED):

     Set forth below is a summary of the changes in the net quantities of the Company's proved crude oil and natural gas reserves estimated by an independent consulting petroleum engineering firm for the years ended December 31, 1996, 1995 and 1994. All of the Company's reserves are located in the continental United States.

                                                                OIL       GAS
                                                              (MBBLS)    (MMCF)
                                                              -------    ------
PROVED RESERVES
  Reserves, December 31, 1993...............................     859     22,336
    Extensions, discoveries and additions...................     664        448
    Production..............................................     (98)      (687)
    Revisions...............................................     119     (5,803)
                                                               -----     ------
  Reserves, December 31, 1994...............................   1,544     16,294
    Acquisition of reserves in place........................     136      2,246
    Extensions, discoveries and additions...................     163      1,129
    Production..............................................    (147)      (546)
    Revisions...............................................     117        798
                                                               -----     ------
  Reserves, December 31, 1995...............................   1,813     19,921
    Extensions, discoveries and additions...................      75        667
    Production..............................................    (174)    (1,286)
    Revisions...............................................      (7)     4,983
                                                               -----     ------
  Reserves, December 31, 1996...............................   1,707     24,285
                                                               =====     ======
  Pro forma reserves at December 31, 1996(2)................   1,707     28,388
                                                               =====     ======
PROVED DEVELOPED RESERVES
  December 31, 1994.........................................     811     11,733
                                                               =====     ======
  December 31, 1995.........................................   1,238     14,702
                                                               =====     ======
  December 31, 1996.........................................   1,225     18,403
                                                               =====     ======
  Pro forma at December 31, 1996(2).........................   1,225     20,521
                                                               =====     ======

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES (UNAUDITED):

     The following summary sets forth the Company's unaudited future net cash flows relating to proved oil and gas reserves, based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69, for the years ended December 31, 1996, 1995 and 1994:

                                                                1996       1995       1994
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Future cash in-flows........................................  $129,963   $ 66,178   $ 50,964
Future production and development costs.....................   (46,374)   (30,522)   (28,435)
Future income taxes.........................................   (18,150)        --         --
                                                              --------   --------   --------
Future net cash flows.......................................    65,439     35,656     22,529
Discount at 10%.............................................   (29,428)   (14,618)    (8,771)
                                                              --------   --------   --------
Standardized measure of discounted future net cash flows,
  end of year...............................................  $ 36,011   $ 21,038   $ 13,758
                                                              ========   ========   ========
Pro forma standardized measure of discounted future net cash flows, end of year(2).....................................  $ 38,320
                                                              ========

                          MALLON RESOURCES CORPORATION

                FOR THE YEARS ENDED DECEMBER 1996, 1995 AND 1994

     Future net cash flows were computed using yearend prices and yearend statutory income tax rates (adjusted for permanent differences, operating loss carryforwards and tax credits) that relate to existing proved oil and gas reserves in which the Company has an interest. The Company's oil and gas hedging agreements at December 31, 1996, described in Note 12, do not have a material effect on the determination of future oil and gas sales. In 1995 and 1994, the tax basis of the oil and gas properties plus the NOL carryforward exceeded future net revenues. Consequently, no income taxes were provided for in those years.

     The following are the principal sources of changes in the standardized measure of discounted future net cash flows for the years ended December 31, 1996, 1995 and 1994:

                                                               1996      1995      1994
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Standardized measure, beginning of year.....................  $21,038   $13,758   $18,188
Net revisions to previous quantity estimates and other......    3,266    (1,852)   (4,523)
Extensions, discoveries, additions, and changes in timing of
  production, net of related costs..........................    2,204     1,631     3,959
Purchase of reserves in place...............................       --     5,701        --
Net change in future development costs......................      580      (127)   (1,065)
Sales of oil and gas produced, net of production costs......   (3,605)   (1,512)     (239)
Net change in prices and production costs...................   20,487     2,063    (5,341)
Accretion of discount.......................................    2,029     1,376     1,819
Net change in income taxes..................................   (9,988)       --       960
                                                              -------   -------   -------
Standardized measure, end of year...........................  $36,011   $21,038   $13,758
                                                              =======   =======   =======
Pro forma standardized measure, end of year(2)..............  $38,320
                                                              =======

---------------

(1) Offshore Belize -- all other items relate to U.S. operations.

(2) In December 1996, the Company entered into a purchase and sale agreement to acquire certain oil and gas properties for cash consideration of $1,300,000 (see Note 18). The Company assumed operations of those properties on December 31, 1996 and the ownership changed on January 1, 1997. Pro forma proved reserves include 4,103 Mmcf and pro forma proved developed reserves include 2,118 Mmcf, and pro forma standardized measure includes $2,309,000, as if the ownership had changed on December 31, 1996.

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting the future rates of production, particularly as to natural gas, and timing of development expenditures. Such estimates may not be realized due to curtailment, shut-in conditions and other factors which cannot be accurately determined. The above information represents estimates only and should not be construed as the current market value of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves.

NOTE 18. SUBSEQUENT EVENT

     In January 1997, the Company acquired certain oil and gas properties for a total consideration of $1,300,000 and conveyance of its interest in certain other oil and gas properties. The cash consideration will be paid as follows:
$500,000 at closing in January 1997, and $400,000 each at January 1, 1998 and January 1, 1999.

                          MALLON RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                               JUNE 30,      DECEMBER 31,
                                                                 1997            1996
                                                              -----------    ------------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $    211        $  2,771
  Short-term investments....................................      1,256           2,786
  Accounts receivable:
    Oil and gas sales.......................................      1,129           1,879
    Joint interest participants, net of allowance of $8 and
     $8, respectively.......................................      1,603             827
    Related parties.........................................         46              20
    Other...................................................         34              45
  Inventories...............................................        281             251
  Other.....................................................         81             104
                                                               --------        --------
        Total current assets................................      4,641           8,683
                                                               --------        --------
Property and equipment:
  Oil and gas properties, full cost method..................     53,093          46,175
  Mining properties and equipment...........................     11,012          10,114
  Other equipment...........................................        698             559
                                                               --------        --------
                                                                 64,803          56,848
  Less accumulated depreciation, depletion and
    amortization............................................    (25,567)        (24,406)
                                                               --------        --------
                                                                 39,236          32,442
                                                               --------        --------
Notes receivable-related parties............................         17              17
Other, net..................................................        325             258
                                                               --------        --------
Total Assets................................................   $ 44,219        $ 41,400
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................   $  2,905        $  1,614
  Undistributed revenue.....................................        268           1,502
  Drilling advances.........................................        166             100
  Accrued taxes and expenses................................        247              77
  Current portion of capital lease obligation...............         25              25
  Current portion of installment obligation, less
    unamortized discount of $11 and $-0-, respectively......        389              --
                                                               --------        --------
        Total current liabilities...........................      4,000           3,318
                                                               --------        --------
Long-term bank debt.........................................      6,069           3,269
Installment obligation, less unamortized discount of $33 and
  $-0-, respectively........................................        367              --
Notes payable...............................................        230             230
Capital lease obligation, net of current portion............         --              12
Drilling advances...........................................        368             368
Accrued expenses............................................         44              41
                                                               --------        --------
        Total non-current liabilities.......................      7,078           3,920
                                                               --------        --------
Total liabilities...........................................     11,078           7,238
                                                               --------        --------
Commitments and contingencies...............................         --              --
Minority interest...........................................      8,032           8,358
                                                               --------        --------
Series B Mandatorily Redeemable Convertible Preferred Stock,
  $0.01 par value, 500,000 shares authorized, 135,200 and
  400,000 shares issued and outstanding, respectively,
  liquidation preference and mandatory redemption of
  $1,352,000 and $4,000,000, respectively...................      1,311           3,900
                                                               --------        --------
Shareholders' equity:
  Common Stock, $0.01 par value, 25,000,000 shares
    authorized; 4,694,264 and 4,384,562 shares issued and
    outstanding, respectively...............................         47              44
  Additional paid in capital................................     59,085          56,707
  Accumulated deficit.......................................    (35,334)        (34,847)
                                                               --------        --------
        Total shareholders' equity..........................     23,798          21,904
                                                               --------        --------
        Total Liabilities and Shareholders' Equity..........   $ 44,219        $ 41,400
                                                               ========        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                   FOR THE
                                                                 SIX MONTHS
                                                               ENDED JUNE 30,
                                                              -----------------
                                                               1997      1996
                                                              ------    -------
Revenues:
  Oil and gas sales.........................................  $3,811    $ 2,834
  Interest and other........................................      87         30
                                                              ------    -------
                                                               3,898      2,864
                                                              ------    -------
Costs and expenses:
  Oil and gas production....................................   1,320        973
  Mining project expenses...................................     680        359
  Depreciation, depletion and amortization..................   1,124      1,170
  Impairment of oil and gas properties......................      55         --
  General and administrative................................   1,295        876
  Interest and other........................................     208        465
                                                              ------    -------
                                                               4,682      3,843
                                                              ------    -------
Minority interest in loss of consolidated subsidiary........     315         54
                                                              ------    -------
Loss before extraordinary item..............................    (469)      (925)
Extraordinary loss on early retirement of debt..............      --       (160)
                                                              ------    -------
Net loss....................................................    (469)    (1,085)
Dividends on preferred stock and accretion..................    (125)      (186)
Preferred stock conversion inducement.......................    (403)        --
                                                              ------    -------
Net loss attributable to common shareholders................  $ (997)   $(1,271)
                                                              ======    =======
Per share:
  Net loss attributable to common shareholders before
    extraordinary item......................................  $(0.22)   $ (0.55)
  Extraordinary loss........................................      --      (0.08)
                                                              ------    -------
  Net loss attributable to common shareholders..............  $(0.22)   $ (0.63)
                                                              ======    =======
Weighted average shares outstanding.........................   4,515      2,005
                                                              ======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              FOR THE SIX MONTHS
                                                                ENDED JUNE 30,
                                                              -------------------
                                                               1997        1996
                                                              -------    --------
Cash flows from operating activities:
  Net loss..................................................  $  (469)   $ (1,085)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation, depletion and amortization................    1,124       1,170
    Impairment of oil and gas properties....................       55          --
    Amortization of discount on notes payable...............       22          --
    Minority interest in loss of consolidated subsidiary....     (315)        (54)
    Stock compensation expense..............................       47         272
    Non-cash portion of extraordinary loss..................       --         160
    Changes in operating assets and liabilities:
      (Increase) decrease in:
         Accounts receivable................................      (41)        185
         Inventory and other assets.........................      (89)        (91)
      Increase (decrease) in:
         Trade accounts payable and undistributed revenue...       57          24
         Accrued taxes and expenses.........................      173         189
         Drilling advances..................................       66         (56)
                                                              -------    --------
Net cash provided by operating activities...................      630         714
                                                              -------    --------
Cash flows from investing activities:
  Decrease in short-term investments........................    1,530          --
  Increase in funds held in escrow..........................       --      (3,750)
  Additions to property and equipment.......................   (7,224)     (1,719)
  Purchase of subsidiary stock..............................      (55)         --
  Increase (decrease) in notes receivable-related parties...       (1)         15
                                                              -------    --------
Net cash used in investing activities.......................   (5,750)     (5,454)
                                                              -------    --------
Cash flows from financing activities:
  Proceeds from long-term debt..............................    2,800      10,231
  Payment of long-term debt.................................      (12)    (10,011)
  Debt issue costs paid.....................................       --         (82)
  Net proceeds from sale of subsidiary special warrants.....       --       4,325
  Payment of preferred dividends............................     (107)       (160)
  Redemption of preferred stock.............................     (121)         --
                                                              -------    --------
Net cash provided by financing activities...................    2,560       4,303
                                                              -------    --------
Net decrease in cash and cash equivalents...................   (2,560)       (437)
Cash and cash equivalents, beginning of period..............    2,771       1,269
                                                              -------    --------
Cash and cash equivalents, end of period....................  $   211    $    832
                                                              =======    ========
Supplemental cash flow information:
  Cash paid for interest....................................  $   141    $    383
                                                              =======    ========
  Non-cash transactions:
    Issuance of common stock in exchange for consultants'
     accounts payable.......................................  $    --    $    791
                                                              =======    ========
    Installment obligation (less unamortized discount) in
     exchange for property and equipment....................  $   733    $     --
                                                              =======    ========
    Acquisition of Red Rock Ventures, Inc. for subsidiary
     common stock and notes payable.........................  $    --    $  2,230
                                                              =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)

NOTE 1. GENERAL

     The Company engages in oil and gas exploration and production through its wholly-owned subsidiary, Mallon Oil Company ("Mallon Oil"). The Company also has interests in gold and silver exploration through its majority-owned subsidiary, Laguna Gold Company ("Laguna"). At June 30, 1997, the Company owned approximately 56% of Laguna. The significant majority of the Company's assets and revenues are utilized in its oil and gas operations, which are conducted primarily in the State of New Mexico. Mining operations, conducted through Laguna in Costa Rica, are in the pre-production stage. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

     These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and the results of operations and cash flows for the interim periods presented. The results of operations for these interim periods are not necessarily indicative of the results to be expected for the full year. These interim statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     A reclassification from operating service revenue to oil and gas production expense was made to the statements of operations for the six months ended June 30, 1996 to conform to the June 30, 1997 presentation. In addition, certain reclassifications were made to the June 30, 1996 statement of cash flows to conform to the June 30, 1997 presentation.

NOTE 2. LONG-TERM BANK DEBT

     Effective January 1997, the borrowing base under the Company's revolving credit facility was increased to $10,000,000. Beginning July 31, 1997, the borrowing base will decrease by $140,000 per month. The Company is not required to make debt service payments unless the outstanding balance under the facility exceeds the borrowing base, as adjusted. At June 30, 1997, the amount outstanding under the facility was $6,069,000, leaving the amount available under the facility at $3,931,000.

NOTE 3. OIL AND GAS PROPERTIES

     In January 1997, the Company acquired certain oil and gas properties for consideration of $1,300,000 in cash and conveyance of its interest in certain other oil and gas properties. Cash consideration of $500,000 was paid at closing in January 1997 and installment obligations of $400,000 will be paid on each of January 1, 1998 and January 1, 1999. The installment obligations include an imputed interest rate of 6%. There was no gain or loss relative to the conveyance of the interest in the oil and gas properties.

NOTE 4. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Mandatory redemption of the Company's Series B Preferred Stock (the "Series B Stock") was to begin in April 1997, when 20% of the outstanding shares, or 80,000 shares, were to be redeemed for $800,000. The Company extended an offer to all holders of the Series B Stock to convert their shares into shares of the Company's common stock at a conversion price of $9.00, rather than the $11.31 conversion price otherwise then in effect. In April 1997, holders of 252,675 shares of Series B Stock elected to convert their shares into 280,747 shares of the Company's common stock. The excess of the fair value of the common stock issued at

                          MALLON RESOURCES CORPORATION

                FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

the $9.00 conversion price over the fair value of the common stock that would have been issued at the $11.31 conversion price, totaling $403,000, has been reflected on the statements of operations for the six months ended June 30, 1997 as an increase to the net loss attributable to common shareholders for preferred stock conversion inducement. In addition, the Company redeemed 12,125 shares of Series B Stock at $10.00 per share. After these transactions, 135,200 shares of Series B Stock remain outstanding and the Company has no further obligation to redeem any shares until April 2000.

NOTE 5. EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which establishes new standards for computing and presenting earnings per share. The new Statement is intended to simplify the standard for computing earnings per share and will require the presentation of basic and diluted earnings per share on the face of the income statement, including all prior periods presented. The Statement is effective for financial statements issued for periods ending after December 15, 1997, and earlier adoption is not permitted. Had the calculation of earnings per share been prepared in accordance with the provisions of SFAS No. 128 for the six months ended June 30, 1997 and 1996, earnings per share would have been the same as what was reported on the consolidated statements of operations.

NOTE 6. SHAREHOLDER RIGHTS PLAN

     In April 1997, the Company's Board of Directors declared a dividend on its shares of Common Stock (the "Common Shares") of preferred share purchase rights (the "Rights") as part of a Shareholder Rights Plan (the "Plan"). The Plan is designed to insure that all shareholders of the Company receive fair value for their Common Shares in the event of a proposed takeover of the Company and to guard against the use of partial tender offers or other coercive tactics to gain control of the Company without offering fair value to the Company's shareholders. At the present time, the Company knows of no proposed or threatened takeover, tender offer or other effort to gain control of the Company. Under the terms of the Plan, the Rights will be distributed as a dividend at the rate of one Right for each Common Share held. Shareholders will not actually receive certificates for the Rights at this time, but the Rights will become part of each Common Share. All Rights expire on April 22, 2001.

     Each Right will entitle the holder to buy shares of Common Stock at an exercise price of $40.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in such a person or group owning 20% or more of the Common Shares. Only when one or more of these events occur will shareholders receive certificates for the Rights.

     If any person actually acquires 20% or more of Common Shares -- other than through a tender or exchange offer for all Common Shares that provides a fair price and other terms for such shares -- or if a 20%-or-more shareholder engages in certain "self-dealing" transactions or engages in a merger or other business combination in which the Company survives and its Common Shares remain outstanding, the other shareholders will be able to exercise the Rights and buy Common Shares of the Company having twice the value of the exercise price of the Rights. In other words, payment of the $40.00 per Right exercise price will entitle the holder to acquire $80.00 worth of Common shares. Additionally, if the Company is involved in certain other mergers where its shares are exchanged, or certain major sales of assets occur, shareholders will be able to purchase the other party's common shares in an amount equal to twice the value of the exercise price of the Rights.

                          MALLON RESOURCES CORPORATION

                FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

     The Company will be entitled to redeem the Rights at $.01 per Right at any time until the tenth day following public announcement that a person has acquired a 20% ownership position in Common Shares of the Company. The Company in its discretion may extend the period during which it can redeem the Rights.

NOTE 7. LAGUNA

     In June 1997, pending an improvement in the financial markets, Laguna started a program to conserve capital by curtailing its mining operations in Costa Rica. As a result, a reduction in the work force has been required. Under Costa Rican Labor Law, Laguna is obligated to make certain payments to Costa Rican employees who are dismissed. The Company has estimated this amount at $134,000, and has included it on the Company's statements of operations in mining project expenses for the six months ended June 30, 1997. Laguna made payments of approximately $46,000 and $34,000 during July and August 1997, respectively, related to this liability.

                                                                         ANNEX A

                                OCTOBER 16, 1997
Mallon Oil Company
999 18th Street
Suite 1700
Denver, CO 80202

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Mallon Oil Company ("Mallon") as of September 30, 1997. The subject properties are located in the States of Alabama, Colorado, North Dakota, New Mexico, Oklahoma Texas and Wyoming. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future cost and price parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. September 30, 1997 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from September 30, 1997 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS
                     ESTIMATED NET RESERVES AND INCOME DATA
                   CERTAIN LEASEHOLD AND ROYALTY INTERESTS OF
                               MALLON OIL COMPANY

                                                    AS OF SEPTEMBER 30, 1997
                                   -----------------------------------------------------------
                                                             PROVED
                                   -----------------------------------------------------------
                                            DEVELOPED
                                   ---------------------------       TOTAL           TOTAL
                                    PRODUCING    NON-PRODUCING    UNDEVELOPED        PROVED
                                   -----------   -------------   --------------   ------------
NET REMAINING RESERVES
  Oil/Condensate--Barrels........      898,369        108,690          331,091       1,338,150
  Gas--MMCF......................       16,088          8,925           21,158          46,171
INCOME DATA
  Future Gross Revenue...........  $46,404,969    $17,173,273     $ 42,737,400    $106,315,642
  Deductions.....................  $15,298,006    $ 6,595,605     $ 20,949,903    $ 42,843,514
                                   -----------    -----------     ------------    ------------
  Future Net Income (FNI)........  $31,106,973    $10,577,678     $ 21,787,497    $ 63,472,148
     Discounted FNI @ 10%........  $20,573,503    $ 5,867,890     $ 11,247,564    $ 37,688,957

     Liquid hydrocarbons are expressed in 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Liquid hydrocarbon reserves account for approximately 19 percent and gas reserves account for the remaining 81 percent of total future gross revenue from proved reserves.

RESERVES INCLUDED IN THIS REPORT

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10(a) as clarified by subsequent Commission Staff Accounting Bulletins. Our definitions of proved reserves are attached.

     The proved developed non-producing reserves included herein are comprised of the behind pipe category. The various reserve status categories are attached.

ESTIMATES OF RESERVES

     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method or offset analogy in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     Approximately 29 percent of the reserves were determined by performance analysis. The remaining 71 percent were determined by volumetric analysis, offset analogy or a combination of volumetrics and offset analogy.

     Mallon Oil Company has recently started to develop the Ojo Alamo reservoir in the East Blanco Field, Rio Arriba County, New Mexico. This is a new reservoir and no equivalent offset analogy data were available. Reserves were estimated by volumetric and the estimates of future production were based on the results of well simulations prepared by Mallon Oil Company. These reserves comprise approximately 56 percent of the total reserves. Mallon Oil Company currently has five Ojo Alamo producing wells.

     Mallon Oil Company has no aggressive development program of fourteen recompletions (or dual Ojo Alamo/Picture Cliff completions), sixteen new drill wells, installation of an amine unit and expansion of the current gas gathering system. BECAUSE OF THE LIMITED AMOUNT OF PERFORMANCE DATA CURRENTLY AVAILABLE AND NO EQUIVALENT OFFSET ANALOGY DATA, THE POTENTIAL FOR FUTURE RESERVE REVISIONS, EITHER UPWARD OR DOWNWARD, IS SIGNIFICANTLY GREATER THAN NORMAL.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for market conditions where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Mallon Oil Company.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production dates.

HYDROCARBON PRICES

     Mallon Oil Company furnished us with oil and condensate prices in effect at September 30, 1997 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to September 30, 1997 were not considered in this report.

     Mallon Oil Company furnished us with gas prices in effect at September 30, 1997 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable prices escalations where applicable.

     In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat different than September 30, 1997 gas prices.

COSTS

     Operating costs for the leases and wells in this report are supplied by Mallon Oil Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as indirect general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

     Development costs were furnished to by Mallon Oil Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. At the request of Mallon Oil Company, their estimate of zero abandonment after salvage value was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Mallon Oil Company and estimate.

     Current costs were held constant throughout the life of the properties.

GENERAL

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which Mallon Oil Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Mallon Oil Company has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, operating expenses, development costs and other factual data furnished by Mallon Oil Company were accepted without independent verification.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use and sole benefit of Mallon Oil Company. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                            Very truly yours,

                                            RYDER SCOTT COMPANY
                                            PETROLEUM ENGINEERS

                                                  /s/ KEVIN E. GANGLUFF
                                            ------------------------------------
                                                  Kevin E. Gangluff, P.E.
                                                     Petroleum Engineer

                            DEFINITIONS OF RESERVES

PROVED RESERVES (SEC DEFINITION)

     Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

     Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

     Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

     Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

                           RESERVE STATUS CATEGORIES

     Reserve status categories define the development and producing status of wells and/or reservoirs.

PROVED DEVELOPED (SEC DEFINITION)

     Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Developed reserves may be subcategorized as producing or non-producing using the SPE/SPEE Definitions:

  Producing

     Producing reserves are expected to be recovered from completion intervals open at the time of the estimate and producing. Improved recovery reserves are considered to be producing only after an improved recovery project is in operation.

  Non-Producing

     Non-producing reserves include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from completion intervals open at the time of the estimate, but which had not started producing, or were shut-in for market conditions or pipeline connection, or were not capable of production for mechanical reasons, and the time when sales will start is uncertain. Behind pipe reserves are expected to be recovered from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

PROVED UNDEVELOPED (SEC DEFINITION)

     Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANY ONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Cautionary Statement Regarding
  Forward-Looking Statements..........    7
Risk Factors..........................    7
Use of Proceeds.......................   11
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Capitalization........................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business and Properties...............   24
Management............................   34
Principal Shareholders................   36
Transactions with Related Parties.....   36
Description of Capital Stock and Other
  Securities..........................   37
Underwriting..........................   42
Legal Matters.........................   43
Experts...............................   43
Available Information.................   44
Incorporation of Certain Documents by
  Reference...........................   44
Glossary of Terms.....................   45
Index to Consolidated Financial
  Statements..........................  F-1
Annex A -- Summary Report of
  Independent Petroleum Engineers.....  A-1

======================================================

======================================================

                                2,300,000 SHARES
                                      LOGO
                                  COMMON STOCK

                                   PROSPECTUS

                          ABN AMRO CHICAGO CORPORATION

                              GAINES, BERLAND INC.

                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriters' discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered all amounts are estimated except the SEC Registration Fee and the NASD Filing Fee.

                                                              APPROXIMATE
                                                                AMOUNT
                                                              -----------
SEC Registration Fee........................................   $  9,900
National Association of Securities Dealers, Inc. Fee........      3,740
Nasdaq Listing Fee..........................................     17,500
Blue Sky Qualification Fees and Expenses (including legal
  fees).....................................................      5,000
Printing Expenses...........................................    120,000
Legal Fees and Expenses.....................................     80,000
Auditors' Fees and Expenses.................................     60,000
Transfer Agent and Registrar Fees...........................      1,000
Miscellaneous Expenses......................................     12,860
                                                               --------
         Total..............................................   $310,000
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws and Restated Articles of Incorporation provide that the Company shall, to the full extent permitted by the Colorado Business Corporation Articles, as amended from time to time, indemnify all directors and officers of the Company. Sections 7-109-101 to 7-109-110 of the Colorado Business Corporation Act provide in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The indemnitee is presumed to be entitled to indemnification and the Company has the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.

     Additionally, the Restated Articles of Incorporation and Bylaws provide for mandatory indemnification of directors to the fullest extent permitted by Colorado law. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 7-108-403 of the Colorado Business Corporation Law (relating to distributions to shareholders in violation of the Colorado Business Corporation Act); or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 7 of the Underwriting Agreement (filed as Exhibit 1.1 hereto) provides that the Underwriters will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against any liability caused by any statement or omission in the Registration Statement or Prospectus based on certain information furnished to the Company by the Underwriters for use in the preparation thereof.

ITEM 16. EXHIBITS

        EXHIBIT
         NUMBER                                      DOCUMENT                            DESCRIPTION
        -------                                      --------                            -----------
          +1.1             -- Form of Underwriting Agreement between the Company and
                             the Underwriters.
          *3.01            -- Amended and Restated Articles of Incorporation of the           (1)
                             Company
          *3.02            -- Bylaws of the Company                                           (1)
          *3.04            -- Statement of Designations -- Series B Preferred Stock           (2)
          *3.05            -- Shareholder Rights Agreement                                    (3)
          +5.1             -- Opinion of Holme Roberts & Owen LLP as to the legality of issuance of the Company's Common Stock

                                                         MATERIAL CONTRACTS
         *10.58            -- Bank One -- Loan Agreement dated March 20, 1996                 (4)

                              EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS
         *10.1.5           -- 1997 Equity Participation Plan                                  (5)

                                                                   CONSENTS
         +23.1             -- Consent of Price Waterhouse LLP
         +23.2             -- Consent of Holme Roberts & Owen LLP (See Exhibit 5.1)
         +23.3             -- Consent of GeoQuest Reservoir Technologies, Inc.
         +23.4             -- Consent of Ryder Scott Company Petroleum Engineers.
         +24.              -- Powers of Attorney

---------------

 +  Filed herewith.

 * The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.

(1) Incorporated by reference from Mallon Resources Corporation Exhibits to Registration Statement on Form S-4 (SEC File No. 33-23076) filed on August 15, 1988.

(2) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on August 24, 1995.

(3) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on April 22, 1997.

(4) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on March 20, 1996.

(5) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) definitive proxy statement for annual meeting of shareholders held June 6, 1997.

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable and therefore have been omitted or the information required by the applicable schedule is included in the notes to the financial statements.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on this 17 day of October 1997.

                                            MALLON RESOURCES CORPORATION

                                            By:  /s/ GEORGE O. MALLON, JR.
                                              ----------------------------------
                                                    George O. Mallon, Jr.
                                                          President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                    TITLE                     DATE
                     ----------                                    -----                     ----

              /s/ GEORGE O. MALLON, JR.                Chairman of the Board,          October 17, 1997
-----------------------------------------------------    Director and President
                George O. Mallon, Jr.                    (Principal Executive
                                                         Officer)

                   /s/ ROY K. ROSS                     Executive Vice President and    October 17, 1997
-----------------------------------------------------    Director
                     Roy K. Ross

               /s/ KEVIN M. FITZGERALD                 Executive Vice President and    October 17, 1997
-----------------------------------------------------    Director
                 Kevin M. Fitzgerald

                          *                            Treasurer (Principal Financial  October 17, 1997
-----------------------------------------------------    Officer)
                  Alfonso R. Lopez

                          *                            Controller (Principal           October 17, 1997
-----------------------------------------------------    Accounting Officer)
                 Carolena F. Chapman

                          *                            Director                        October 17, 1997
-----------------------------------------------------
                   Frank Douglass

                          *                            Director                        October 17, 1997
-----------------------------------------------------
                  Roger R. Mitchell

                          *                            Director                        October 17, 1997
-----------------------------------------------------
              Francis J. Reinhardt, Jr.

             * /s/ GEORGE O. MALLON, JR.                                               October 17, 1997
-----------------------------------------------------
               George O. Mallon, Jr.,
                 as Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                                                   SEQUENTIALLY
        EXHIBIT                                                                                      NUMBERED
         NUMBER                                    DOCUMENT                          DESCRIPTION       PAGE
        -------                                    --------                          -----------   ------------

          +1.1             -- Form of Underwriting Agreement between the Company
                              and the Underwriters.
          *3.01            -- Amended and Restated Articles of Incorporation of the       (1)
                              Company
          *3.02            -- Bylaws of the Company                                       (1)
          *3.04            -- Statement of Designations -- Series B Preferred Stock       (2)
          *3.05            -- Shareholder Rights Agreement                                (3)
          +5.1             -- Opinion of Holme Roberts & Owen LLP as to the
                              legality of issuance of the Company's Common Stock

MATERIAL CONTRACTS
         *10.58            -- Bank One -- Loan Agreement dated March 20, 1996             (4)

EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS
         *10.1.5           -- 1997 Equity Participation Plan                              (5)

CONSENTS
         +23.1             -- Consent of Price Waterhouse LLP
         +23.2             -- Consent of Holme Roberts & Owen LLP (See Exhibit 5.1)
         +23.3             -- Consent of GeoQuest Reservoir Technologies, Inc.
         +23.4             -- Consent of Ryder Scott Company Petroleum Engineers.
         +24.              -- Powers of Attorney

---------------

 +  Filed herewith.

 * The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.

(1) Incorporated by reference from Mallon Resources Corporation Exhibits to Registration Statement on Form S-4 (SEC File No. 33-23076) filed on August 15, 1988.

(2) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on August 24, 1995.

(3) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on April 22, 1997.

(4) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on March 20, 1996.

(5) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) definitive proxy statement for annual meeting of shareholders held June 6, 1997.